UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

TRADINGS.NET, INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

1350 Broadway, Suite 1004
New York, New York 10018
(212) 947-3220
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Danny Yakoel
President
1350 Broadway, Suite 1004
New York, New York 10018
(212) 947-3220
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3140	**13-4055457**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Copies to:
Andrea Cataneo, Esq.
Yoel Goldfeder, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006
(212) 930-9700
(212) 930-9724 (fax)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating an intention to become qualified by operation of the terms of Regulation A

PART 1- NOTIFICATION

Item 1. Significant Parties

(a) The issuer's directors:

	Business Address	Residential Address
Danny Yakoel	1350 Broadway Suite 1004 New York, NY 10018	236 N. Lincoln Avenue Elberon, NJ 07740
Haim Mizrahi	1350 Broadway Suite 1004 New York, NY 10018	1248 East 23rd Street Brooklyn, NY 11210

(b) The issuer's officers:

	Business Address	Residential Address
Danny Yakoel President	1350 Broadway Suite 1004 New York, NY 10018	236 N. Lincoln Avenue Elberon, NJ 07740
Haim Mizrahi Secretary and Treasurer	1350 Broadway Suite 1004 New York, NY 10018	1248 East 23rd Street Brooklyn, NY 11210

(c) The issuer's general partners: Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's equity securities

	Shares	Percentage
Underwriters/1010 Irrevocable Trust (1) 35 Barrack Road Belize City, Belize	360,000	16.2
Daniel Bensoul 1053 Adams Street Hollywood FL 33019	250,000	11.2
Loxen Trading Company B.V.I.(2) c/o Gary Greenstein, Esq. 1034 East 31st Street Brooklyn, NY 11210	250,000	11.2
Haim Mizrahi 1248 East 23rd Street Brooklyn NY 11210	175,000	7.9
Danny Yakoel 236 North Lincoln Avenue Elberon NJ 07740	140,000	6.3
Cheryl Steinberg c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1
Helen Koppel c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1
Jacob Hekker c/o Goldberg Rimberg & Friedlander PLLC	136,250	6.1

115 Broadway New York, NY 10006		
Samuel Nahum c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1

(1) The trustee of the Underwriters/1010 Irrevocable Trust is WalPart Trust, Registered and each of Dr. Ernst J. Walch, Esq., Dr. Andreas Schurti, Esq. and Urs Hanselman are directors of WalPart Trust, Registered and have voting and dispositive rights over the shares held by Underwriters/1010 Irrevocable Trust.
(2) Gary S. Greenstein and Majjid Ahmed jointly have voting and dispositive rights over the shares held by Loxen Trading Company B.V.I.

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities

The record owners named in Item 1(d) are the only persons and entities known by the Issuer to beneficially own more than 5% of the Issuer's equity securities.

(f) Promoters of the issuer:

Danny Yakoel
236 North Lincoln Avenue
Elberon NJ 07740

Robert Klein
1350 Broadway
New York, NY 10018

(g) Affiliates of the issuer: See responses above.

(h) Counsel to the issuer with respect to the proposed offering:

Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006
Attention: Andrea Cataneo, Esq.

(i) Each underwriter with respect to the proposed offering: None

(j) The underwriter's directors: Not Applicable

(k) The underwriter's officers: Not Applicable

(l) The underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

Item 2. Application of Rule 262

(a) State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of such persons are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Item 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the Issuer, confirm that the following statement does not apply to the Issuer:

No part of the proposed offering involves the resale of securities by affiliates of the Issuer. Accordingly, this is not applicable.

Item 4. Jurisdiction in Which Securities Are to be Offered

(a) List the jurisdictions in which securities are to be offered by underwriters, dealers or salespersons:

None.

(b) List the jurisdictions in which securities are to be offered other than by underwriters, dealers or salespersons and state the method by which securities are to be offered.

We intend to contact individuals and institutions known by us to be sophisticated, high net worth investors, and who we feel would be interested in this offering. We will meet with these potential investors in our offices, on an individual basis, to discuss our offering. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering. The securities will be offered in New York and New Jersey. We are in the process of filing a registration with the State of New York in connection with this offering and are relying on an exemption from filing a registration in the State of New Jersey pursuant to Section 50(b)(12) of the New Jersey Permanent Statutes. All such offerings will be made by one of our officers and/or directors.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued or sold by the Issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(I) The name of such issuer: Tradings.Net, Inc.

(2) The title and amount of securities of securities issued: None

(3) The aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof: Not applicable

(4) The names and identities of the persons to whom the securities were issued:

Not applicable

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated issuers that were sold within one year prior to the filing date of this Form I-A which were sold by or for the account of any who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (I) through (4) of paragraph (a): Not applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the and state briefly the facts relied upon for such exemption: Not applicable

Item 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering:

Neither the Issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item I above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: None.

(2) To stabilize the market for any of the securities to be offered: None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

Not Applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable.

Item 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification:

None.

PART II - OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular, which is not designated as a Preliminary Offering Circular, is delivered and the offering statement filed with the Securities and Exchange Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 28, 2007

Item 1. Cover Page

PRELIMINARY OFFERING CIRCULAR
TRADINGS.NET, INC.
1350 Broadway, Suite 1004
New York, New York 10018

12,000,000 SHARES OF COMMON STOCK

This offering circular relates to the sale of 12,000,000 shares of our common stock, par value $0.001 per share by the management of Tradings.Net, Inc. at a price of $0.30 per share on a best efforts basis. We have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted. Accordingly, this offering is not contingent on a minimum number of share to be sold and is on a first-come, first-served basis. The offering will begin on the date of this offering circular and will continue for a period of 120 days from the effective date, which may be extended for an additional 90 days if we choose to do so. No escrow account has been established and we will receive all proceeds from the sale of these shares, after expenses. All excess subscriptions will be promptly returned to subscribers without interest or deduction for expenses.

Our common stock is not traded on any national securities exchange and is not quoted on any over-the-counter market. If our shares become quoted on the Pinksheets, sales will be made at prevailing market prices or privately negotiated prices.

Investing in these securities involves significant risks. See "Risk Factors" beginning on page 2.

We may amend or supplement this offering circular from time to time by filing amendments or supplements as required. You should read the entire offering circular and any amendments or supplements carefully before you make your investment decision.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offering circular is ________, 2007.

Item 2. Distribution Spread

	Price to public	Underwriting discounts/commissions	Proceeds to Company
Per Share Offering Price	$0.30	$0.0	$0.30

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire offering circular carefully, including the "risk factors" section, the financial statements and the notes to the financial statements. As used throughout this offering circular, the terms "Tradings.Net," the "Company," "us," and "our" refer to Tradings.Net, Inc.

TRADINGS.NET, INC.

We are engaged in the design, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com. While we do not own or operate any manufacturing facilities we outsource the manufacture of our products through independently owned manufacturers.

Our operations are comprised of three distinct divisions (i) the private label sales division supplies made-to-order wholesale shoes with our customer's label and specifications, (ii) the traditional stock sales division supplies in-stock styles manufactured under our brand names "Noel Collection," "Canal" and "Stevie Miz" and (iii) the internet sales division sells shoes globally to every type of wholesale purchaser.

There is currently no public market for our common stock. We are currently in discussions with various market makers in order to arrange for an application to be made with respect to our common stock, to be approved for quotation on the Pinksheets upon the effectiveness of this offering circular.

We are offering shares of our common stock for sale pursuant to this offering circular in order to allow us to sell their holdings in the public market and to begin developing a public market for our securities. Our management would like a public market for our common stock to develop in order to be able to seek public financing opportunities in the future.

For the year ended December 31, 2006, we generated $3,015,947 in revenue and a net loss of $175,823.

Our executive offices are located at 1350 Broadway, Suite 1004, New York, New York 10018, and our telephone number is (212) 947-3220. We are a Nevada corporation.

The Offering

Common stock outstanding before the offering......................	2,227,000 shares
Common stock being offered..	Up to 12,000,000 shares
Common stock to be outstanding after the offering................. if all the offered shares are sold	14,227,000 shares
Use of proceeds..	If we are successful at selling all the shares being offered by our Company, our gross proceeds from such offering will be $3,600,000. We intend to use these proceeds for (a) up to $1,500,000 for investment in inventory; (b) up to $400,000 for sales, marketing and promotion in the private label and traditional stock sales divisions; (c) up to $350,000 for our website development and expansion; (d) up to $270,000 for legal, auditing and transfer agent fees; (e) up to $360,000 for pay down of short terms debt; and (f) up to $720,000 for working capital.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this offering circular. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related to Our Financial Results

If We Are Unable To Obtain Additional Funding, Our Business Operations Will Be Harmed. Even If We Do Obtain Additional Financing Our Then Existing Shareholders May Suffer Substantial Dilution.

We will require additional funds to obtain all required equipment and resources to operate an online wholesale shoe business, develop and implement a marketing and sales program and address all necessary infrastructure concerns. We anticipate that we will require up to approximately $2,000,000 to fund our continued operations for the next twelve months. Such funds may come from the sale of equity and/or debt securities and/or loans. It is possible that additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to raise the required capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

We May Not Be Able To Raise Sufficient Capital Or Generate Adequate Revenue To Meet Our Obligations And Fund Our Operating Expenses.

Failure to raise adequate capital and generate adequate sales revenues to meet our obligations and develop and sustain our operations could result in our having to curtail or cease operations. Additionally, even if we do raise sufficient capital and generate revenues to support our operating expenses, there can be no assurances that the revenue will be sufficient to enable us to develop business to a level where it will generate profits and cash flows from operations. These matters raise substantial doubt about our ability to continue as a going concern.

Risks Related To Our Business

We May Not Be Able To Compete With Current And Potential Online Wholesale Shoe Companies, Some Of Whom Have Greater Resources And Experience Than We Do.

The online shoe market is intensely competitive, highly fragmented and subject to rapid change. We do not have the resources to compete with our existing competitors or with any new competitors. We compete with many companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business as we may never be able to develop clients for our services.

We Will Need To Raise Additional Equity Or Debt Financing In The Future.

We will need to raise financing in the future to fund our operations. If successful in raising additional financing, we may not be able to do so on terms that are not excessively dilutive to our existing stockholders or less costly than existing sources of financing. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future could have a material adverse effect on our financial performance, balance sheet and stock price and require us to implement cost reduction initiatives and curtail operations.

We May Be Unable To Manage Our Growth Or Implement Our Expansion Strategy.

If management is unable to adapt to the growth of our business operations, we may not be able to expand our product and service offerings, our client base and markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

We Are Controlled By Current Officers, Directors And Principal Stockholders.

Following completion of the Offering, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 12.1% of the outstanding shares of our common stock. So long as our directors, executive officers and principal stockholders and their affiliates controls a majority of our fully diluted equity, they will continue to have the ability to elect our directors and determine the outcome of votes by our stockholders on corporate matters, including mergers, sales of all or substantially all of our assets, charter amendments and other matters requiring stockholder approval. This controlling interest may have a negative impact on the market price of our common stock by discouraging third-party investors.

Our Success Is Contingent On Our Ability To Anticipate Trends In The Fashion Industry And The Cyclical Nature Of The Fashion Industry.

Our success will depend in significant part upon its ability to anticipate and respond to product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. There can be no assurance that our products will correspond to the changes in taste and demand or that we will be able to successfully market products that respond to such trends. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for others. In addition, misjudgments in merchandise selection could adversely affect our image with our customers resulting in lower sales and increased markdown allowances for customers which could have a material adverse effect on our business, financial condition and results of operations.

The industry in which we operate is cyclical, with purchases tending to decline during recessionary periods when disposable income is low. Purchases of contemporary shoes and accessories tend to decline during recessionary periods and also may decline at other times. In recent years we have had a difficult retail environment due in part to the warm weather conditions during the winter seasons in 2005 and 2006, which effected our fur and fur-lined boot sales, and in part due to the fact that some of our best-selling shoe concepts from 2003 and 2004 were copied and sold for a lower price by competitors during 2005 and 2006. However, we have still been able to maintain our growth, but there can be no assurance that we will be able to maintain our historical rate of growth in revenues and earnings, or remain profitable in the future. A recession in the national or regional economies or uncertainties regarding future economic prospects, among other things, could affect consumer-spending habits and have a material adverse effect on our business, financial condition and results of operations.

Our Operations May Be Harmed If We Are Unable To Manage Our Inventory Properly.

The fashion-oriented nature of our products and the rapid changes in customer preferences leave us vulnerable to an increased risk of inventory obsolescence. Thus, our ability to manage our inventories properly is an important factor in its operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish sales and brand loyalty. Conversely, excess inventories can result in lower gross margins due to the excessive discounts and markdowns that might be necessary to reduce inventory levels. Our inability to effectively manage our inventory would have a material adverse effect on our business, financial condition and results of operations.

We Are Subject To Risks Related To Extending Credit To Our Customers And If Our Customers Are Unable To Pay Us Amounts Due It Could Have An Impact On Our Operations.

Our customers consist principally of department stores and specialty stores, including shoe boutiques. Certain of our department store customers, including some under common ownership, account for significant portions of our business.

We generally enter into a number of purchase order commitments with our customers for each of our lines every season and do not enter into long-term agreements with any of our customers. Therefore, a decision by one of our significant customers, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us or to change its manner of doing business could have a material adverse effect on our business, financial condition and results of operations. We sell our products primarily to retail stores across the United States and extend credit based on an evaluation of each customer's financial condition, usually without collateral. Various retailers, including some of our customers, have experienced financial difficulties in the past few years which increase the risk of extending credit to such retailers, our losses due to bad debts. Financial difficulties of a customer could cause us to curtail business with such customer or require us to assume more credit risk relating to such customer's account receivable.

We Rely On Foreign Manufacturers For Productions Of Shoes And Any Interruptions Could Disrupt Our Ability To Fill Customer Orders And Have A Material Impact On Our Ability To Operate.

We do not own or operate any manufacturing facilities and are therefore dependent upon independent third parties for the manufacture of all of our products. The inability of a manufacturer to ship orders to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks inherent in foreign operations include work stoppages, transportation delays and interruptions, changes in social, political and economic conditions which could result in the disruption of trade from the countries in which our manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations of the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on our business, financial condition and results of operations. We do not believe that any such economic or political condition will materially affect our ability to purchase products, since a variety of materials and alternative sources are available. However, we cannot be certain that we will be able to identify such alternative sources without delay (if ever) or without greater cost to us. Our inability to identify and secure alternative sources of supply in this situation would have a material adverse effect on our business, financial condition and results of operations.

Our imported products are also subject to United States custom duties. The United States and the countries in which our products are produced or sold, from time to time, impose new quotas, duties, tariffs, or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on our business, financial condition and results of operations.

Due To The High Level Of Competition In The Footwear Industry We Might Fail TO Compete Effectively, Which Would Harm Our Financial Condition And Operating Results.

The fashion footwear industry is highly competitive and barriers to entry are low. Our competitors include specialty companies as well as companies with diversified product lines. The recent market growth in the sales of fashion footwear has encouraged the entry of many new competitors and increased competition from established companies. Most of these competitors have significantly greater financial and other resources than we do and there can be no assurance that we will be able to compete successfully with other footwear companies. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on our business, financial condition and results of operations. We believes effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and plans to continually employ these elements as we develop our products. Our inability to effectively advertise and market our products could have a material adverse effect on our business, financial condition and results of operations.

Fluctuation In Foreign Currency Could Have A Material Adverse Impact On Our Operations.

We make most of our sales in U.S. dollars. However, we source substantially all of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the relative prices at which we sell our products. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.

Risks Related To This Offering And Our Securities

This Offering Is Being Made On A Best Efforts Basis With No Escrow Account So That We Will Receive All Proceeds From Sales Even If We Do Not Sell All Of The Shares Offered Hereby.

We are making this offering on a best efforts basis, and we need not sell any minimum number of shares in this offering. We cannot assure you that any or all of the shares will be sold. We have not established an escrow account for the proceeds of this offering and all proceeds will be paid directly to us as subscriptions are received and accepted by us. Subscriptions are irrevocable.

Our Failure To Sell All Of The Shares Offered Hereby Could Have A Material Adverse Effect On Our Business Plan.

Our business plans require that a portion of the net proceeds from the sale of the shares offered hereby will be used for development of our website and expansion of our operations. Accordingly, if less than all of the shares offered are sold, we may have to delay or modify our plan and proceed on a much slower or smaller scale with a lower likelihood of success. We cannot assure you that any delay or modification of our plans would not adversely affect our business, financial condition and results of operations. If additional funds are needed to implement our business plans, we may be required to seek additional financing. We may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to us or to the purchasers of the shares offered hereby.

If You Purchase Shares In This Offering, You Will Experience Immediate And Substantial Dilution.

The $0.30 per share offering price of the common stock being sold under this offering circular has been arbitrarily set. The price does not bear any relationship to our assets, book value, earnings or net worth and it is not an indication of actual value. Accordingly, if you purchase shares in this offering, you will experience immediate and substantial dilution. You may also suffer additional dilution in the future from the sale of additional shares of common stock or other securities.

There Is Currently No Public Market For Our Common Stock. Failure To Develop Or Maintain A Trading Market Could Negatively Affect The Value Of Our Shares And Make It Difficult Or Impossible For You To Sell Your Shares.

Prior to this offering, there has been no public market for our common stock and a public market for our common stock may not develop upon completion of this offering. While we will attempt to have our common stock quoted on the Pinksheets, there is no assurance we will be able to do so. Failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult for you to sell your shares or recover any part of your investment in us. Even if a market for our common stock does develop, the market price of our common stock may be highly volatile. In addition to the uncertainties relating to our future operating performance and the profitability of our operations, factors such as variations in our interim financial results, or various, as yet unpredictable factors, many of which are beyond our control, may have a negative effect on the market price of our common stock.

Even if our common stock is quoted on the Pinksheets, the Pinksheets provides a limited trading market. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

Our Common Stock Will Be Subject To The "Penny Stock" Rules Of The SEC.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Item 4. Plan of Distribution

PLAN OF DISTRIBUTION

The Offering

We are offering up to a total of 12,000,000 shares of common stock on a best efforts basis. The offering price is $0.30 per share. The offering will be for a period of 120 days from the effective date and may be extended for an additional 90 days if we choose to do so. In our sole discretion, we have the right to terminate the offering at any time, even before we have sold the 12,000,000 shares. There are no specific events which might trigger our decision to terminate the offering.

We have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted. We cannot assure you that all or any of the shares offered under this offering circular will be sold. No one has committed to purchase any of the shares offered. Therefore, we may only sell a nominal amount of shares and receive minimal proceeds from the offering. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

Any accepted subscriptions will be made on a rolling basis and we will not wait until the end of the offering period to close each accepted subscription. Once accepted, the funds will be deposited into an account maintained by us and be immediately available to us. Subscription funds will not be placed into escrow, trust or any other similar arrangement. There are no investor protections for the return of subscription funds once accepted. Once we receive the purchase price for the shares, we will be able to use the funds. Certificates for shares purchased will be issued and distributed promptly after a subscription is accepted and funds are received in our account.

We will sell the shares in this offering in the states of New York and New Jersey through Danny Yakoel our President and one of our directors and through Robert Klien our Director of Business Development. The foregoing individuals will not receive any commission from the sale of the shares nor will he register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. The foregoing individuals satisfy the requirements of Rule 3(a)4-1 in that:

1. None of such persons is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation;
2. None of such persons is compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
3. None of such persons is, at the time of his participation, an associated person of a broker- dealer; and
4. All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

As long as we satisfy all of these conditions, we are comfortable that we will be able to satisfy the requirements of Rule 3a4-1 of the Exchange Act notwithstanding that a portion of the proceeds from this offering will be used to pay the salaries of our officers.

We have no intention of inviting broker-dealer participation in this offering.

We intend to contact individuals and institutions known by us to be sophisticated, high net worth investors, and who we feel would be interested in this offering. We will meet with these potential investors in our offices, on an individual basis, to discuss our offering. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

Offering Period and Expiration Date

This offering will commence on the effective date of this offering circular, as determined by the Securities and Exchange Commission and continue for a period of 120 days. We may extend the offering for an additional 90 days unless the offering is completed or otherwise terminated by us.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must deliver a check or certified funds for acceptance or rejection. There are no minimum share purchase requirements for individual investors. All checks for subscriptions must be made payable to "Tradings.Net, Inc." Upon receipt, all funds provided as subscriptions will be immediately deposited into our account and be available.

Right to Reject Subscriptions

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours of our having received them.

Penny Stock Regulations

You should note that our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

Blue Sky Restrictions on Resale

If we sell shares of our common stock under this offering circular in the United States, we will also need to comply with state securities laws, also known as "Blue Sky laws," with regard to secondary sales. All states offer a variety of exemption from registration for secondary sales. Many states, for example, have an exemption for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor's. The broker for a selling security holder will be able to advise a selling security holder which states our common stock is exempt from registration with that state for secondary sales. Any person who purchases shares of our common stock from a selling security holder under this offering circular who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales.

Item 5. Use of Proceeds

USE OF PROCEEDS

Assuming we sell all of the shares offered hereby, we estimate that the net proceeds from this offering will be sufficient to satisfy our full business plan. If less than the maximum proceeds are received, absent other revenues, we may need to curtail our business plans. We reserve the right to vary the uses of the net proceeds set forth in the table below according to the actual amount raised and the timing thereof in order to make necessary adjustments in light of changes in the fashion marketplace, which may, for example, require increases in inventory or promotional expenditures.

	0%	5%	10%	25%	50%	75%	100%
Gross Offering Proceeds	0	180,000	360,000	900,000	1,800,000	2,700,000	3,600,000

Less Offering Expenses:							
Legal Fees	57,000	57,000	57,000	57,000	57,000	57,000	57,000
Accounting Fees	25,000	25,000	25,000	25,000	25,000	25,000	25,000
Printing Fees	5,000	5,000	5,000	5,000	5,000	5,000	5,000
Net Offering Proceeds	**(87,000)**	**93,000**	**273,000**	**813,000**	**1,713,000**	**2,613,000**	**3,513,000**
Use of New Offering Proceeds							
Investment in inventory	0	27,000	106,000	316,000	790,000	1,185,000	1,580,000
Sales, marketing and promotion in the private label and traditional stock sales divisions	0	23,000	51,000	191,000	212,000	318,000	423,000
Website development and expansion	0	27,000	29,000	103,000	183,000	255,000	370,000
Pay down of short terms debt	0	0	44,000	97,000	147,000	285,000	380,000
Working capital	0	16,000	43,000	106,000	381,000	570,000	760,000

Item 6. Description of Business

BUSINESS

Organizational History

We were incorporated in the State of Nevada on April 16, 1999 and amended our Articles of Incorporation on August 1, 2000 so that we could (1) change the number of shares we were authorized to issue, (2) allow for the number of directors to be increased or decreased from time to time, and (3) specify certain acts that the company's officers and directors shall be liable for, notwithstanding the General Corporation Law of the State of Nevada.

Overview of Business

We are engaged in the design, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com. While we do not own or operate any manufacturing facilities we outsource the manufacture of our products through independently owned manufacturers.

Our operations are comprised of three distinct divisions (i) the private label sales division supplies made-to-order wholesale shoes with our customer's label and specifications, (ii) the traditional stock sales division supplies in-stock styles manufactured under our brand manufactured under our brand names "Noel Collection" and "Canal" and (iii) the internet sales division sells shoes globally to every type of wholesale purchaser.

Private Label Sales

Our private label sales division was formed to produce made-to-order wholesale shoes with our customer's label and specifications. The operations of this division services specialty stores, boutiques and chain stores in connection with their procurement of private label shoes. We arrange for shoe manufacturers to produce private label shoes to the specifications of our clients. We believe that by operating in the private label, specialty store market, we are able to maximize additional non-branded sales opportunities, which leverages our overall sourcing and design capabilities. Currently, this division serves as a private label producer for Steve Madden and Nordstrom, among others and generated net sales of $400,000 for the year ended December 31, 2006.

Traditional Stock Sales

Our traditional stock sales division designs, produces, sources, sells and markets our "Noel Collection" and "Canal" brands to major department stores and shoe stores throughout the United States. To serve our customers we create and market fashion forward footwear designed to appeal to customers seeking exciting, new footwear designs at affordable prices. Currently, this division supplies Bakers, Nine West and TJ Maxx department stores and show stores with its branded footwear and generated net sales of $700,000 for the year ended December 31, 2006.

Internet Sales

Although the online footwear industry has developed since the early nineties, along with all retail operations over the internet, this is primarily true of the consumer-oriented market. However, the business-to-business industry continues to primarily interact in traditional arenas. Our internet sales division not only provides our internet presence for the wholesale sale of footwear, through our website www.shoenet.com , but provides a full service website where we provide assistance to our wholesale customers in assisting with their retail operations by giving advice on how to operate a retail shoe concession or store and by providing a wide variety of the latest foot wear fashions and trends. Although many of our competitors also have an internet presence, they are usually provided solely for information services, but don't offer the full-service pricing, ordering and interactivity found on www.shoenet.com. Currently, this division has approximately 4,000 customers and receives approximately 200,000 hits a day and generated net sales of $1,900,000 for the year ended December 31, 2006.

Product Sourcing and Distribution

We source each of our product lines separately based on the individual design, styling and quality specifications of the products in such product lines. We do not own or operate manufacturing facilities; rather, we source the manufacture of our products through the following four independently owned manufacturers throughout the Far East: Ex-Cell Fashion Inc. in Taiwan, U.S. Paradox International Footwear Ltd. in Shenzhen, China, Summer Rio in Chengdu, China and Top Footwear in Shantou, China. Although we have not entered into any long-term manufacturing or supply contracts, we believe that a sufficient number of alternative sources exist for the manufacture of our products. The principal materials used in our footwear are available from a number of sources, both within the United States and in foreign countries.

Our design and distribution processes are intended to be flexible, allowing us to maintain less inventory, and thereby lower overhead costs, but still be able to respond to and accommodate changing consumer demands. Our production staff tracks warehouse inventory on a regular basis, monitors sell-through data and incorporates input on product demand from wholesale customers.

We sell to retail and wholesale shoe sellers throughout the United States, Europe, Africa, Canada, Mexico and the United Kingdom. In order to deliver our products to our customers our shoes are distributed from three warehouses, one located in Santa Fe Springs, California, one located in Commerce, California and one located in Sayerville, New Jersey. All warehouses were selected for their strategic positions near ports, suppliers, and customers. We pay industry-competitive storage and handling rates on a monthly basis at all three warehouses and warehouse personnel receive and carry-out our instructions daily on inbound product receipts as well outbound customer shipments. We have no agreements with these warehouse and our costs vary on a monthly basis according to busy and slow seasons. At the warehouse in Santa Fe Springs, California we incurred average monthly costs of $5,000 during the 2006 fiscal year, with maximum monthly cost of $8,000 in busy seasons, and minimum monthly costs of $3,000 in slow seasons. At the warehouse in Sayerville, New Jersey we incurred average monthly costs of $1,000 during the 2006 fiscal year, with maximum monthly cost of $2,000 in busy seasons, and minimum monthly costs of $400 in slow seasons. At the warehouse in Commerce, California (EDS, Inc.) we incurred average monthly costs of $2,000 during the 2006 fiscal year, with maximum monthly cost of $4,000 in busy seasons, and minimum monthly costs of $200 in slow seasons.

Competition

The fashion footwear industry is highly competitive. Our competitors include specialty shoe companies, companies with diversified footwear product lines and other internet-based shoe wholesalers. Many of these competitors, including Steve Madden, Diesel, Kenneth Cole, Nine West, DKNY, Skechers, Nike and Guess, may have greater financial and other resources than we do. We believe that effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and we intend to continue to employ these elements as we develop our products.

Marketing and Sales

While we intend to utilize traditional marketing outlets, such as advertisements in industry magazines, mass media and utilizing a sales force, our overall marketing strategy is to rapidly attract new customers and increase revenues by utilizing the internet and focus on our the provision of our internet services. Our marketing strategy includes search engine marketing, which provides a link to our website, www.shoenet.com, when a user utilizes certain search terms. We are currently linked to a number of search engines including Google, Yahoo, MSN, Excite and AOL. We have also registered various strategically-selected domain names, which automatically direct potential customers to our primary website. Lastly, we have also utilized e-mail promotions by sending advertisements to targeted mailing lists.

Intellectual Property

We have no patents or trademarks, but we have registered the following domain names: www.shoenet1.com, www.shoetec.com, www.importshoes.com, www.exportshoes.com, www.shoebay.net and www. dealadayshoes.com, which we registered with domain name registrars accredited by the Internet Corporation for Assigned Names and Numbers (ICANN).

Government Regulation

In connection with the manufacturing, importation and distribution of our products internationally, the industry may in the future be subject to regulations by various governmental authorities. Such regulations could affect the manner in which we perform services. However, we are not aware of any existing or probable governmental regulations that may have a material effect on the normal operations of our business. There also are no relevant laws that require compliance by us that may have a material effect on the normal operations of the business.

EMPLOYEES

As of June 28, 2007 we had 12 full time employees. We have not experienced any work stoppages and we consider relations with our employees to be good.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward-Looking Statements

The information in this Offering Circular contains forward-looking statements. All statements other than statements of historical fact made in this Offering Circular are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," anticipates," "projects," "expects," "may," "will," or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Background

We were formed and incorporated in the state of Nevada on April 16, 1999. We are engaged in the design, production, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com.

To date our sources of cash have been limited to our own internal cash flows generated by earnings, private placements of our common stock, and issuance of promissory notes at fixed interest rates. Our future growth, however, will require substantial additional infusions of cash. Our management plans to finance this growth with additional equity issuances. We cannot finance our growth without additional capital. If sufficient funds are not available, we may have to lower our growth expectations and scale-down our expansion plans.

Liquidity and Capital Resources

Capital for our development has been provided by our founding shareholders and short-term loans from related parties. The capital has been used to fund acquisition of inventory and operating expenses.

In 2006 we had negative cash flow of $184,818. This shortfall was financed by borrowing an aggregate of $300,000 in short-term loans from two parties, Mr. Boruch Gottesman and Merchants Investments, Inc. The note, issued to Mr. Gottesman was dated August 15, 2006, in the principal amount of $200,000 had a maturity date of August 15, 2007 and an interest rate of 15%, payable quarterly. The other note, issued to Merchants Investments, Inc. was dated November 15, 2006, with a principal amount of $100,000 had a maturity date of November 15, 2007 and an interest rate of 15%, payable quarterly.

On August 15, 2007 these notes were paid off through a refinancing of an aggregate of $237,500 in new short-term loans from Mr. Gottesman and Mr. Yoni Kaymen. The note, issued to Mr. Gottesman, in the principal amount of $62,500 has a maturity date of December 31, 2007, an interest rate of 15%, payable quarterly and is convertible into shares of our common stock at a conversion price of $0.30 per share. The other note, issued to Mr. Kaymen, in the principal amount of $175,000 has a maturity date of December 31, 2007, an interest rate of 15%, payable quarterly and is convertible into shares of our common stock at a conversion price of $0.30 per share.

Stockholders' equity totaled $415,564 on December 31, 2006, and working capital was $383,955. We need to continue to raise funds through various financings to maintain operations until such time as cash generated by operations is sufficient to meet its operational and capital requirements. We currently intend to utilize bank credit lines, additional short term loans and factoring of inventory and receivables in order to provide us with funds for our current operational and capital requirements. We have a $90,000 line of credit from the Bank of America, that provides for a 12.25% interest, in which we currently have an outstanding balance of $85,849.98. There can be no assurance that we will achieve profitable operations. There can be no assurance that we will be able to secure additional financing, or that such financing will be available on favorable terms.

If we cannot obtain the funding we need for normal operations and growth plans, we will modify our business model from one of a full service shoe wholesaler that fills orders immediately from well-represented inventory, to one of a shoe broker that advertises styles of other wholesalers on our internet site, then fill customer demands by ordering and re-shipping stock as needed by hard orders. A hard order is an order for which we received a substantial deposit or an approved payment at the time such order is placed by the customer. In the Private Label division we will seek business transactions where we act as an agent for retailers in the areas of manufacturing control, import coordination and domestic shipment to stores. These strategies will dramatically reduce working capital requirements, while possibly providing for margins adequate to make satisfactory contributions to overhead. Of course margins under these alternate strategies will be considerably less than current margins.

In the year ended December 31, 2000, the founding shareholders, Danny Yakoel and Haim Mizrahi, provided $25,000 in capital, in addition to making short-term loans to fund initial operations; Ahmid Majjid (an acquaintance of Haim Mizrahi's attorney) provided $13,200 in capital; Focus Investment Group, Jacob Hecker, Helen Koppel, Robert Rimberg, Nahum Samual and Cheryl Steinberg (all acquaintances or relatives of Danny Yakoel) provided an aggregate of $222,500 in capital; Gary Greenstein (Haim Mizrahi's attorney) provided $85,800 in capital; Bassie Horwitz and Meir Horwitz (both acquaintances of Haim Mizrahi) provided $75,000 in capital;

David Mizrahi (Haim Mizrahi's son) provided $25,000 in capital; Barry Shuman (a business associate of Danny Yakoel provided $20,000 in capital.

Plan of Operation and Financing Needs

Our plan of operations in the two years succeeding our offering in accordance with this offering circular will be focused on: (1) increasing our Traditional Stock and Private Label divisions' sales through investments in compelling inventory, increasing marketing and promotion of our shoe brands, and creating a professional sales team; and (2) increasing our Internet Sales division through development and expansion of our Internet presence and partnerships.

Results of Operations

Years Ended December 31, 2006 and December 31, 2005

In December 2006 an adjustment was made to the accounts receivable balance of vendor U.S.Paradox Int'l Footwear Ltd. of approximately $300,000. The adjustment was made to Cost of Goods sold. This adjustment was made in error. The adjustment should have been made to "Due From Factor." The factor (Merchant Factors Corp.) made payments directly to U.S.Paradox Int'l Footwear Ltd. during 2006 based on a letter of credit. Those transactions were not recorded. The error was not discovered until after the December 31, 2006 financial statements were issued. The discovery of the error resulted in a restatement of our 2006 financial statements.

Total Net Sales for the twelve month periods ended December 31, 2006 and December 31, 2005 were $3,015,947 and $3,832,281 respectively, a 21% decrease. Total Gross profit for the same periods was $819,783 (2006) and $1,170,989 (2005), a 30% decrease. We experienced a Net Loss of $466,865 in 2006 versus a Net Profit After Tax of $20,404 in 2005.

The sales declines were restricted to our Traditional Stock and Private Label Divisions. The Traditional Stock and Private Label Divisions combined experienced a decline in Net Sales of $1,700,044 (from $2,801,052 in 2005 to $1,101,008 in 2006), with a corresponding decline in Gross Profit of $312,688 (from $627,071 in 2005 to $314,383 in 2006). However, in the fourth quarter of 2006 the Private Label sales division completed some large orders causing higher-than-expected receivables. These orders consisted of two orders, one in the amount of $33,000 and the other for $36,000, for a popular boot being sold during the winter season. These customers occasionally buy products from us when we are able to meet their delivery needs.

Our Internet Sales division, on the other hand, experienced substantial growth in Net Sales and Gross Profit. Approximate Internet sales in 2006 increased $883,710, or 86%, (from $1,031,229 in 2005 to $1,914,939 in 2006). Internet Gross Profit in 2006 increased $252,524, or 46%, (from 543,918 in 2005 to 796,442 in 2006).

General and Administrative Expense for the annual period ended December 31, 2006 was $1,220,464 as compared to $1,094,348 for the comparable period in 2005, or a 12% increase. Primary components of the increase include employee and shipping costs as our business shifted from relatively few bulk wholesale shipments in the Traditional Stock and Private Label Divisions, to many small, customer-service sensitive, shipments in the Internet Division.

As discussed, our Traditional Stock and Private Label divisions experienced sales declines, while the Internet Sales division experienced sales growth for the twelve month period ended December 31, 2006 as compared to the twelve month period ended December 31, 2005. Typically, Internet sales require substantially higher inventory levels as sufficient styles and colors must be carried to assure quick fulfillment of Internet orders as compared to the Private Label division, since it is a made-to-order business which requires little or no inventory. As our Internet sales have increased over the 2006 and 2005 fiscal years, we therefore made inventory management decisions to carry higher stocks to assure high-level Internet customer service and repeat sales. This resulted in an increased rate of inventory levels that did not correspond to a similar increase in sales.

Six Months Ended June 30, 2007 and June 30, 2006

Total Net Sales for the six month periods ended June 30, 2007 and June 30, 2006 were $1,527,110 and $1,225,464 respectively, a 25% increase. Total Gross profit for the same periods was $686,342 (2007) and $460,270 (2006), a 49% increase. We experienced a Net Loss of $172,932 in 2007 versus a Net Profit After Tax of $1,197 in 2006.

General and Administrative Expense for the six month period ended June 30, 2007 was $806,803 as compared to $447,700 for the comparable period in 2005, or an 80% increase. Primary components of the increase include Professional Fees related to the Regulation A Stock Offering, Employee and Shipping Costs related to increases in many small, customer-service sensitive, shipments in the Internet Division.

Off-Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Critical Accounting Policies

Accounts Receivable - We consider accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

Cash Equivalents - For purposes of the Statement of Cash Flows, we consider all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes - We account for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2006 there were no material differences that required deferred tax asset or liability.

Advertising Costs - We expense advertising costs as incurred.

Inventories - Inventories are stated at the lower of cost or market using first in, first out (FIFO).

Recent Accounting Pronouncements

On February 16, 2006 the FASH issued SPAS 155, "Accounting for Certain Hybrid Instruments," which amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and SPAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.'[1] SFAS 155 allows financial allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company does not expect its adoption of this new standard to have a material impact on its financial position, results of operations or cash flows.

In March 2006, the PASS issued FASB Statement No. 156, Accounting for Servicing of Financial Assets - an amendment to PASB Statement No. 140. Statement 156 requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a service contract under certain situations. The new standard is effective for fiscal years beginning after September 15, 2006. The

Company does not expect its adoption of this new standard to have a material impact on its financial position, results of operations or cash flows.

In September 2006 the Financial Account Standards Board (the "FASB") issued its Statement of Financial Accounting Standards 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. FAS 157 effective date is for fiscal years beginning after November 15, 2007. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

In September 2006 the FASB issued its Statement of Financial Accounting Standards 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability iii its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net 'assets of a nor-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The effective date for an employer with publicly traded equity securities is as of the end of the 'fiscal year ending after December 15, 2006. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

Item 7. Description of Property

FACILITIES

We lease our main office which is located at 1350 Broadway, Suite 1004, New York, New York 10018, from 1350 Broadway Associates, c/o Helmsley-Spear, Inc. Agents. The lease has a term of 60 months, which began on November 1, 2003 and expires on October 31, 2008. We currently pay rent and related costs of approximately $6,500 per month for approximately 1,800 square feet of office space.

We are not dependent on a specific location for the operation of our business.

Item 8. Directors, Executive Officers and Significant Employees

Our executive officers and directors and their respective ages and positions as of June 28, 2007 are as follows:

Name	**Age**	**Position**
Danny Yakoel	60	President and Director
Haim Mizrahi	49	Secretary, Treasurer and Director

Executive Biographies

Danny Yakoel, President and Director - Mr. Yakoel has been our President and Director since April 1999.

Haim Mizrahi, Secretary, Treasurer and Director - Mr. Mizrahi has been our Secretary, Treasurer and Director since April 1999.

Board of Directors

Our Directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board. Each of our directors currently receives no compensation for their service on the Board of Directors.

Item 9. Remuneration of Directors and Officers

The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the year ended December 31, 2006:

Name of Individual or Identity of Group	Capacities in which Remuneration was Received	Aggregate Remuneration
Haim Mizrahi	Secretary and Treasurer	$86,000
Danny Yakoel	President	$86,000
All Executive Officers and Directors as a Group (2 persons)		$172,000

We do not have any employment agreements with our officers. We do not maintain key-man life insurance for any of our executive officers or directors. We do not have any long-term compensation plans or stock option plans.

Directors Compensation

The directors of our company do not presently receive compensation for their services as members of the Board. We are in the process of developing a compensation policy for our directors.

Item 10. Security Ownership of Management and Certain Securityholders

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of June 28, 2007 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of	Number of Shares	Prior to Offering as a Percent of Total	Post-Offering as a Percent of Total Assuming all Shares Offered

Beneficial Owner (1)	Beneficially Owned (2)		are Sold
Haim Mizrahi 1248 East 23rd Street Brooklyn NY 11210	175,000	7.9%	1.5%
Danny Yakoel 236 North Lincoln Avenue Elberon NJ 07740	140,000	6.3%	1.2%
Underwriters/1010 Irrevocable Trust(1) 35 Barrack Road Belize City, Belize	360,000	16.2%	3.0%
Daniel Bensoul 1053 Adams Street Hollywood FL 33019	250,000	11.2%	2.1%
Loxen Trading Company B.V.I.(2) c/o Gary Greenstein, Esq. 1034 East 31st Street Brooklyn, NY 11210	250,000	11.2%	2.1%
Cheryl Steinberg c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Helen Koppel c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Jacob Hekker c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Samuel Nahum c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
All Executive Officers and Directors as a Group (2 persons)	315,000	14.2%	2.2%

(1) The trustee of the Underwriters/1010 Irrevocable Trust is WalPart Trust, Registered and each of Dr. Ernst J. Walch, Esq., Dr. Andreas Schurti, Esq. and Urs Hanselman are directors of WalPart Trust, Registered and have voting and dispositive rights over the shares held by Underwriters/1010 Irrevocable Trust.
(2) Gary S. Greenstein and Majjid Ahmed jointly have voting and dispositive rights over the shares held by Loxen Trading Company B.V.I.

Item 11. Interest of Management and Others in Certain Transactions

Mr. Mizrahi and Mr. Yakoel, our executive officers and directors, each own 50% of the outstanding equity of R&D Shoes, Ltd., a wholesale shoe company that sells shoes exclusively to Conway Stores, Inc. a discount retailer with stores in New York, New Jersey and Pennsylvania. We often sell inventory to R&D Shoes and sometimes purchase excess inventory from R&D Shoes. During 2006 we had an aggregate of $355,600 of sales to R&D Shoes and made an aggregate of $187,049 purchases. In addition, to date we had an aggregate of $206,593 of sales to R&D Shoes and made an aggregate of $36,156 purchases during the 2007 fiscal year.

From time to time our executive officers and shareholders and their families provide us with short-term loans to cover seasonal and other cash needs. In most cases these loans are repaid within a few months and in some cases balances are maintained at competitive interest rates. Since the beginning of the 2006 fiscal year to the date hereof, we have borrowed the following amounts from the following individuals:

- Danny Yakoel, our President - $45,000,
- Haim Mizrahi, our Treasurer – $8,000, and
- Gil Einhorn, son-in-law of Mr. Mizrahi - $20,000.

The foregoing loans were provided without interest and are intended to be repaid from the proceeds of this offering, if less than the maximum proceeds under this offering are received we may need to repay these loans we have sufficient cash flow from working capital.

Item 12. Securities Being Offered

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of June 28, 2007, we had 2,227,000 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of the shares of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon the liquidation, dissolution or winding up of our affairs. Holders of shares of our common stock do not have preemptive, subscription or conversion rights.

Holders of shares of our common stock are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of our outstanding voting securities can elect all of our directors.

Our payment of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have not paid any dividends since our inception and do not intend to pay any cash dividends in the foreseeable future, but we intend to retain all earnings, if any, for use in our business.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide for the indemnification of our directors and officers against all claims and liability by reason of serving as a director or officer. We are required to reimburse all legal expenses incurred by any director or officer in connection with that proceeding. We are not, however, required to reimburse any legal expenses in connection with any proceeding if a determination is made that the director or officer did not act in good faith or in a manner reasonably believed to be in our best interests. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act" or "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Sichenzia Ross Friedman Ference LLP, New York, New York will issue an opinion with respect to the validity of the shares of common stock being offered hereby.

PART F/S

INDEX TO FINANCIAL STATEMENTS

Table of Contents

TRADINGS.NET, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2006
(UNAUDITED)

ASSETS

Current Assets:	
Cash and cash equivalents (Note 1)	$ 20,535
Due from factor (Note 2)	12,331
Accounts receivable - Non Factored (Note 1)	290,418
Inventory (Note 1)	490,266
Loans and exchanges (Note 3)	197,856
Total current assets	1,011,406
Property and equipment, net (Note 1 and 4)	17,223
Other Assets:	
Security deposit	14,386
TOTAL ASSETS	$ 1,043,015

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 536,360
Bank credit line (Note 5)	82,133
Notes payable (Note 6)	300,000
Total current liabilities	918,493
Stockholders' Equity:	
Common stock (Note7)	22,270
Paid-in-Capital	433,330
Accumulated deficit	(331,078)
Total Stockholders' Equity	124,522
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,043,015

TRADINGS.NET, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

Net sales	$ 3,015,947
Cost of sales (Schedule 1)	2,196,164
Gross Profit	819,783
General and Administrative Expenses (Schedule 2)	1,220,464
Operating (Loss)	(400,681)
Other Income (Expenses):	
Interest expense	(54,905)
Net (Loss) before provision for income tax	(455,586)
Provision for income tax	11,279
Net (Loss)	$ (466,865)
Net loss per common share (basic & diluted)	(0.0210)
Weighted average of common shares outstanding	22,270,000

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (466,865)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	3,790
Increase in accounts receivable	(81,150)
Increase in loans and exchanges	(197,856)
Increase in inventory	(118,976)
Increase in accounts payable	184,159
Net cash used by operating activities	(676,898)
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:	
Purchase of property and equipment	(4,751)
Net cash used in investment activities	(4,751)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:	
Decrease in due from factor	146,573
Increase in notes payable	300,000
Increase in bank credit line	82,133
Decrease in other notes payable	(31,875)
Net cash provided in financing activities	496,831
NET DECREASE IN CASH AND CASH EQUIVALENTS	(184,818)
CASH AND CASH EQUIVALENTS, January 1, 2006	205,353
CASH AND CASH EQUIVALENTS, December 31, 2006	$ 20,535

TRADINGS.NET, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

	Common Stock		Additional		
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2006	22,270,000	$ 22,270	$ 433,330	$ 135,787	$ 591,387
Net loss	-	-	-	(466,865)	(175,823)
Balance at December 31, 2006	22,270,000	$ 22,270	$ 433,330	$ (331,078)	$ 415,564

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Tradings.net, Inc. (The Company) was incorporated under the laws of the state of Nevada on April 16, 1999. The Company is engaged in the wholesale distribution of shoes through the internet and other traditional venues from its location in New York City.

Revenue Recognition:

For revenue from product sales, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superseded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on managements' judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product was not delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant

Accounts Receivable:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If it is probable accounts are uncollectible, they are charged to operations and an allowance is established when that determination is made.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes:

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2006 there were no material differences that required deferred tax asset or liability.

Advertising Costs:

The company expenses advertising costs as incurred.

Inventories

Inventories are stated at the lower of cost or market using first in, first out (FIFO) method of valuation.

2. DUE FROM FACTOR

On March 5, 2004 the Company entered into a factoring agreement with Merchant Factors Corp., which provides for the factoring of approved receivables. The factoring agreement contains an 80% advance provision against receivables. The Company has the right and is obligated, to repurchase transferred receivable under the agreement and, therefore, the transaction does not qualify as a sale under the terms of FASB Statement of Financial Accounting Standards No.140. *Accounting for transfer and servicing of financial assets and extinguishments of liabilities.* Included in the balance sheet as receivable at December 31, 2006, are account balances totaling $328,035 of uncollected receivables transferred to Merchant Factors Corp.

3. LOANS AND EXCHANGES

Loans and exchanges at December 31, 2006 consisted of amounts advanced to employees, vendors and other parties. The loans are unsecured, bare no interest and due on demand.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
(UNAUDITED)

4. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. As of December 31, 2006 property and equipment consists of the following:

Office and computer equipment	$ 45,155
Website development costs	7,515
	52,670
Less accumulated depreciation	35,447
	$ 17,223

5. BANK CREDIT LINE

The company has a line of credit with Bank of America for $90,000. Interest is payable at a variable rate which was 12.25% at December 31, 2006. As of December 31, 2006 the amount due on the credit line was $82,133.

6. NOTES PAYABLE

The company obtained short-term financing in the amount of $300,000 in return of a promissory note. The note bears interest at a rate of 15% per annum. Interest only is payable quarterly with a final payment of interest and principal on August 15, 2007.

7. COMMON STOCK

The Company has authorized the issuance of 50,000,000 shares. At December 31, 2006 there were 22,270,000 shares issued and outstanding.

8. PREFERRED STOCK

The Company has authorized the issuance of 10,000,000 preferred shares. At December 31, 2006 no preferred shares were issued.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
(UNAUDITED)

9. INCOME TAX

The company has adopted Financial Accounting Standards No. 109, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

10. OPERATING LEASE

The Company leases it's offices under an operating lease that expires October 31, 2008. Rent expense under this lease was $64,872 for the year ended December 31, 2006. The lease agreement requires the Company to pay real estate taxes and insurance on the space each year.

Minimum future lease payments required under the operating lease agreement as of December 31, 2006 were as follows:

Year Ending December 31,	Amount
2007	$ 56,173
2008	46,811
Total	$102,984

11. CONCENTRATION OF RISK

The Company maintains cash in deposit accounts in federally insured banks. At times, the balance in the accounts may be in excess of federally insured limits.

12. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$54,905
Cash payments for taxes	$11,279

13. GOING CONCERN

The company has sustained a loss and negative cash flows from operations. Since its inception the company has been funded through private equity and private loans. The company believes that it currently has sufficient cash to meet its funding requirements over the next year.

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$	371,290
Purchases		2,075,065
Freight, customs and duty		240,075
		2,686,430
Inventory - Ending		490,266
Total cost of sales	$	2,196,164

Schedule 2 - General and Administrative Expenses

Salaries	$	241,685
Payroll taxes		38,541
Employee benefits		48,142
Commissions		161,473
Consulting		52,620
Advertising and promotions		17,466
Bank and credit card fees		52,614
Contributions		2,101
Computer expenses		14,960
Depreciation		3,790
Samples		3,531
Factoring charges		13,812
Insurance		3,567
Trade shows		19,318
Office expenses and miscellaneous		51,159
Postage and freight		214,268
Professional fees		26,425
Rent		109,872
Payroll processing		6,049
Telephone		23,002
Utilities		7,424
Travel and entertainment		17,268
Warehouse		91,377
Total General and Administrative Expenses	$	1,220,464

TRADINGS.NET, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2005
(UNAUDITED)

ASSETS

Current Assets:	
Cash and cash equivalents (Note 1)	$ 205,353
Due from factor (Note 3)	158,904
Accounts receivable - Non Factored (Note 1)	209,268
Inventory (Note 1)	371,290
Total current assets	944,815
Property and equipment, net (Note 1 and 2)	16,262
Other Assets:	
Security deposit	14,386
TOTAL ASSETS	$ 975,463

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable	$ 352,201
Other notes payable (Note 4)	31,875
Total current liabilities	384,076
Stockholders' Equity:	
Common stock (Note 5)	22,270
Paid-in-Capital	433,330
Retained earnings	135,787
Total Stockholders' Equity	591,387
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 975,463

TRADINGS.NET, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

Net sales	$ 3,832,281
Cost of sales (Schedule 1)	2,661,292
Gross Profit	1,170,989
General and Administrative Expenses (Schedule 2)	1,094,348
Operating Profit	76,641
Other Income (Expenses):	
Interest expense	(53,291)
Net Income before provision for income tax	23;350
Provision for income tax	2,946
Net Income	20,404
Net income per common share (basic & diluted)	$ 0.000916
Weighted average of common shares outstanding	22,270.000

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	20,404
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		8,819
Decrease in accounts receivable		48,941
Increase in inventory		(239,548)
Decrease in loans and exchanges		18,337
Increase in accounts payable		300,317
Net cash provided by operating activities		157,270
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:		
Purchase of property and equipment		(11,681)
Net cash used in investment activities		(11,681)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:		
Decreae in due from factor		34,099
Decrease in other notes payable		(63,312)
Net cash used in financing activities		(29,213)
NET INCREASE IN CASH AND CASH EQUIVALENTS		116,376
CASH AND CASH EQUIVALENTS, January 1, 2005		88,977
CASH AND CASH EQUIVALENTS, December 31, 2005	$	205,353

TRADINGS.NET, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

	Common Stock		Additional		
	Number of Shares	Amount	Paid-in Capital	Retained Earning	Total
Balance at January 1, 2005	22,270,000	$ 22,270	$ 433,330	$ 115,383	$ 570,983
Net income	-	-	-	20,404	20,404
Balance at December 31, 2005	22,270,000	$ 22,270	$ 433,330	$ 135,787	$ 591,387

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Tradings.net, Inc. (The Company) was incorporated under the laws of the state of Nevada on April 16, 1999. The Company is engaged in the wholesale distribution of shoes through the internet and other traditional venues from its location in New York City.

Revenue Recognition:

For revenue from product sales, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superseded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on managements's judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product was not delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant.

Accounts Receivable:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If it is probable accounts are uncollectible, they are charged to operations and an allowance is established when that determination is made.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes:

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2005 there were no material differences that required deferred tax asset or liability.

Inventories

Inventories are stated at the lower of cost or market using first in, first out (FIFO) method of valuation.

2. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. As of December 31, 2005 property and equipment consists of the following:

Office and computer equipment	$ 40,404
Website development costs	7,515
	47,919
Less accumulated depreciation	31,657
	$ 16,262

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(UNAUDITED)

3. DUE FROM FACTOR

On March 5, 2004 the Company entered into a factoring agreement with Merchant Factors Corp., which provides for the factoring of approved receivables. The factoring agreement contains an 80% advance provision against receivables. The Company has the right and is obligated, to repurchase transferred receivable under the agreement and, therefore, the transaction does not qualify as a sale under the terms of FASB Statement of Financial Accounting Standards No.140. *Accounting for transfer and servicing of financial assets and extinguishments of liabilities.* Included in the balance sheet at December 31, 2005, are account balances totaling $631,329 of uncollected receivables transferred to Merchant Factors Corp.

4. OTHER NOTES PAYABLE

The note payable at December 31, 2005 consisted of notes payable to a stockholder and other related parties and vendors. The Notes are unsecured and due on demand.

5. COMMON STOCK

The Company has authorized the issuance of 50,000,000 shares. At December 31, 2005 there were 22,270,000 shares issued and outstanding.

6. PREFERRED STOCK

The Company has authorized the issuance of 500,000, preferred shares. At December 31, 2005 no preferred shares were issued.

7. OPERATING LEASE

The company leases its offices under an operating lease that expires October 31, 2008. Rent expense under this lease was $64,004 for the year ended December 31, 2005.

The lease agreement requires the company to pay real estate taxes and insurance on the space each year.

Minimum future lease payments required under the operating lease agreement as of December 31, 2005 were as follows:

Year Ending December 31,	Amount
2006	$ 56,173
2007	56,173
2008	46,811
Total	$159,157

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(UNAUDITED)

8. INCOME TAX

The company has adopted Financial Accounting Standards No. 109, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

9. CONCENTRATION OF RISK

The Company maintains cash in deposit accounts in federally insured banks. At times, the balance in the accounts may be in excess of federally insured limits.

10. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$47,784
Cash payments for taxes	$ 2,946

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$	131,742
Purchases		2,459,797
Freight, customs and duty		441,043
		3,032,582
Inventory - Ending		371,290
Total cost of sales	$	2,661,292

Schedule 2 - General and Administrative Expenses

Salaries	$	302,110
Payroll taxes		25,596
Commissions		139,958
Advertising and promotions		4,104
Bank and credit card fees		30,703
Contributions		3,434
Computer expenses		11,734
Depreciation		8,819
Samples		19,761
Factoring charges		34,208
Insurance		51,123
Trade shows		20,366
Office expenses and miscellaneous		30,449
Postage and freight		152,187
Professional fees		33,711
Rent		123,394
Payroll processing		2,652
Telephone		23,729
Travel and entertainment		34,797
Utilities		2,002
Warehouse		39,511
Total General and Administrative Expenses	$	1,094,348

TRADINGS.NET, INC.
BALANCE SHEET
AS OF JUNE 30, 2007
(UNAUDITED)

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1)	$	70,423
Due from factor (Note 2)		81,641
Accounts receivable - Non Factored (Note 1)		200,207
Inventory (Note 1)		402,417
Loans and exchanges (Note 3)		42,199
Total current assets		796,887
Property and equipment, net (Note 1 and 4)		22,916
Other Assets:		
Security deposit		14,386
TOTAL ASSETS	$	834,189

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	493,247
Bank credit line (Note 5)		89,352
Notes payable (Note 6)		300,000
Total current liabilities		882,599
Stockholders' Equity:		
Common stock (Note7)		22,270
Paid-in-Capital		433,330
Accumulated deficit		(504,010)
Total Stockholders' Equity		(48,410)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	834,189

TRADINGS.NET, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(UNAUDITED)

Net sales	$ 1,527,110
Cost of sales (Schedule 1)	840,768
Gross Profit	686,342
General and Administrative Expenses (Schedule 2)	806,803
Operating (Loss)	(120,461)
Other Income (Expenses):	
Interest expense	(52,016)
Net (Loss) before provision for income tax	(172,477)
Provision for income tax	455
Net (Loss)	$ (172,932)
Net loss per common share (basic & diluted)	$ (0.007765)
Weighted average of common shares outstanding	22,270,000

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (172,932)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	1,870
Decrease in accounts receivable	90,211
Decrease in loans and exchanges	155,657
Decrease in inventory	87,849
Decrease in accounts payable	(43,113)
Net cash used by operating activities	119,542
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:	
Purchase of property and equipment	(7,563)
Net cash used in investment activities	(7,563)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:	
Increase in due from factor	(69,310)
Increase in bank credit line	7,219
Net cash provided in financing activities	(62,091)
NET DECREASE IN CASH AND CASH EQUIVALENTS	49,888
CASH AND CASH EQUIVALENTS, January 1, 2007	20,535
CASH AND CASH EQUIVALENTS, June 30, 2007	$ 70,423

TRADINGS.NET, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(UNAUDITED)

	Common Stock		Additional		
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2007	22,270,000	$ 22,270	$ 433,330	$ (331,078)	$ 591,387
Net loss	-	-	-	(172,932)	(175,823)
Balance at June 30, 2007	22,270,000	$ 22,270	$ 433,330	$ (504,010)	$ 415,564

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Tradings.net, Inc. (The Company) was incorporated under the laws of the state of Nevada on April 16, 1999. The Company is engaged in the wholesale distribution of shoes through the internet and other traditional venues from its location in New York City.

Revenue Recognition:

For revenue from product sales, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superseded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on managements' judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product was not delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant

Accounts Receivable:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If it is probable accounts are uncollectible, they are charged to operations and an allowance is established when that determination is made.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes:

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended June 30, 2007 there were no material differences that required deferred tax asset or liability.

Advertising Costs:

The company expenses advertising costs as incurred.

Inventories

Inventories are stated at the lower of cost or market using first in, first out (FIFO) method of valuation.

2. DUE FROM FACTOR

On March 5, 2004 the Company entered into a factoring agreement with Merchant Factors Corp., which provides for the factoring of approved receivables. The factoring agreement contains an 80% advance provision against receivables. The Company has the right and is obligated, to repurchase transferred receivable under the agreement and, therefore, the transaction does not qualify as a sale under the terms of FASB Statement of Financial Accounting Standards No.140. *Accounting for transfer and servicing of financial assets and extinguishments of liabilities.* Included in the balance sheet as receivable at June 30, 2007, are account balances totaling $170,880 of uncollected receivables transferred to Merchant Factors Corp.

3. LOANS AND EXCHANGES

Loans and exchanges at June 30, 2007 consisted of amounts advanced to employees, vendors and other parties. The loans are unsecured, bare no interest and due on demand.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007
(UNAUDITED)

4. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. As of June 30, 2007 property and equipment consists of the following:

Office and computer equipment	$ 52,718
Website development costs	7,515
	60,233
Less accumulated depreciation	37,317
	$ 22,916

5. BANK CREDIT LINE

The company has a line of credit with Bank of America for $90,000. Interest is payable at a variable rate which was 12.25% at June 30, 2007. As of June 30, 2007 the amount due on the credit line was $89,352.

6. NOTES PAYABLE

The company obtained short-term financing in the amount of $300,000 in return of a promissory note. The note bears interest at a rate of 15% per annum. Interest only is payable quarterly with a final payment of interest and principal on August 15, 2007.

7. COMMON STOCK

The Company has authorized the issuance of 50,000,000 shares. At June 30, 2007 there were 22,270,000 shares issued and outstanding.

8. PREFERRED STOCK

The Company has authorized the issuance of 10,000,000 preferred shares. At June 30 2007 no preferred shares were issued.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007
(UNAUDITED)

9. INCOME TAX

The company has adopted Financial Accounting Standards No. 109, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

10. OPERATING LEASE

The Company leases it's offices under an operating lease that expires October 31, 2008. Rent expense under this lease was $28,691 for the six months ended June 30, 2007. The lease agreement requires the Company to pay real estate taxes and insurance on the space each year.

Minimum future lease payments required under the operating lease agreement as of June 30, 2007 were as follows:

Year Ending June 30,	Amount
2008	$ 56,173
2009	18,120
Total	$ 74,293

11. CONCENTRATION OF RISK

The Company maintains cash in deposit accounts in federally insured banks. At times, the balance in the accounts may be in excess of federally insured limits.

12. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$52,016
Cash payments for taxes	$ 455

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007
(UNAUDITED)

13. GOING CONCERN

The company has sustained a loss and negative cash flows from operations. Since its inception the company has been funded through private equity and private loans. The company believes that it currently has sufficient cash to meet its funding requirements over the next year.

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(UNAUDITED)

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$	490,266
Purchases		702,853
Freight, customs and duty		50,066
		1,243,185
Inventory - Ending		402,417
Total cost of sales	$	840,768

Schedule 2 - General and Administrative Expenses

Salaries	$	157,577
Payroll taxes		16,159
Employee benefits		23,689
Commissions		54,607
Licenses and ppermits		1,855
Advertising and promotions		11,306
Bank and credit card fees		31,125
Contributions		1,710
Computer expenses		25,978
Depreciation		1,870
Samples		10,052
Factoring charges		3,533
Insurance		3,340
Trade shows		7,710
Office expenses and miscellaneous		71,946
Postage and freight		156,225
Professional fees		108,944
Rent		28,691
Payroll processing		3,024
Telephone		12,230
Utilities		8,607
Travel and entertainment		4,145
Warehouse		62,480
Total General and Administrative Expenses	$	806,803

TRADINGS.NET, INC.
BALANCE SHEET
AS OF JUNE 30, 2006

ASSETS

Current Assets:		
Cash and cash equivalents	$	175,966
Due from factor		19,225
Accounts receivable - Non Factored		191,755
Inventory		550,934
Total current assets		937,880
Property and equipment, net		16,859
Other Assets:		
Security deposit		14,386
TOTAL ASSETS	$	969,125

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	261,481
Other notes payable		188,373
Total current liabilities		449,854
Stockholders' Equity:		
Common stock		43,100
Paid-in-Capital		339,187
Retained earnings		136,984
Total Stockholders' Equity		519,271
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	969,125

TRADINGS.NET, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30, 2006

Net sales	$ 1,225,464
Cost of sales (Schedule 1)	765,194
Gross Profit	460,270
General and Administrative Expenses (Schedule 2)	447,700
Operating Profit	12,570
Other Income (Expenses):	
Interest expense	(10,705)
Net Income before provision for income tax	1,865
Provision for income tax	668
Net Income	1,197
Retained Earnings , January 1, 2006	135,787
Retained Earnings , June 30, 2006	$ 136,984

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 1,197
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	1,420
Decrease in accounts receivable	17,513
Increase in inventory	(179,644)
Decrease in accounts payable	(90,720)
Net cash used by operating activities	(250,234)
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:	
Purchase of property and equipment	(2,017)
Net cash used in investment activities	(2,017)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:	
Decreae in due from factor	139,679
Increase in other notes payable	83,185
Net cash used in financing activities	222,864
NET INCREASE IN CASH AND CASH EQUIVALENTS	(29,387)
CASH AND CASH EQUIVALENTS, January 1, 2006	205,353
CASH AND CASH EQUIVALENTS, June 30, 2006	$ 175,966

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE SIX MONTHS ENDED JUNE 30, 2006

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$ 371,290
Purchases	831,426
Freight, customs and duty	113,412
	1,316,128
Inventory - Ending	550,934
Total cost of sales	$ 765,194

Schedule 2 - General and Administrative Expenses

Salaries	$ 104,384
Payroll taxes	12,204
Commissions	63,015
Employee benefits	24,371
Advertising and promotions	4,586
Bank and credit card fees	12,205
Contributions	1,059
Computer expenses	8,780
Depreciation	1,420
Samples	1,293
Insurance	2,376
Trade shows	14,497
Office expenses and miscellaneous	17,410
Postage and freight	53,095
Professional fees	16,586
Rent	47,728
Payroll processing	951
Telephone	10,624
Travel and entertainment	8,371
Warehouse	42,745
Total General and Administrative Expenses	$ 447,700

PART III - EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Articles of Incorporation **
2.2	Articles of Amendment to Articles of Incorporation filed April 27, 2001**
2.3	Articles of Amendment to Articles of Incorporation filed April 25, 2002**
2.4	Certificate of Correction filed April 30, 2002**
2.5	By-Laws **
3.1	Form of Common Stock Certificate **
4.1	Form of Subscription Agreement ***
6.1	Agreement of Lease, dated November 1, 2003, by and between 1350 Broadway Associates and Tradins.Net, Inc.**
6.2	Promissory Note, dated August 15, 2006, issued to Boruch Gottesman.*
6.3	Promissory Note, dated November 15, 2006, issued to Merchants Investments, Inc.*
6.4	Convertible Debenture, dated August 15, 2007, issued to Boruch Gottesman.*
6.5	Convertible Debenture, dated August 15, 2007, issued to Yoni Kayman.*
10.1	Consent of Sichenzia Ross Friedman Ference LLP (contained in Exhibit 11.1)
11.1	Opinion of Sichenzia Ross Friedman Ference LLP **

* Filed herewith
** Previously filed.
*** To be filed by amendment

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on October 2, 2007.

TRADINGS.NET, INC.

By: ____________________
Danny Yakoel
President and Director
(Principal Executive Officer)

By: ____________________
Haim Mizrahi
Secretary, Treasurer and Director (Principal Accounting Officer and Principal Financial Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
Danny Yakoel	President and Director (Principal Executive Officer)	October 2, 2007
Haim Mizrahi	Secretary, Treasurer and Director (Principal Accounting Officer and Principal Financial Officer)	October 2, 2007


Exhibit 6.2

PROMISSORY NOTE

August 15,2006

FOR VALUE RECEIVED, We, the undersigned TRADINGS.NET, INC., (Borrower) promises to pay to Boruch Gottesman (Lender) the sum of $200,000 together with interest thereon at the rate of 15% percent per annum payable as follows:

45 Days after the date hereof, an amount of $3,750 and from Quarter to Quarter thereafter for three Quarters until August 15, 2007, payments of interest only shall be due and payable in the amount of $7,500 and a final payment in the amount of $200,000.

This Note may be prepaid in whole or in part at any time without premium or penalty. All prepayments shall be applied first to interest, then to principal payments in the order of their maturity.

The undersigned agrees to pay all costs and expenses, including all reasonable attorneys' fees, for the collection of this Note upon default. All payments shall be made at NEW YORK, NEW YORK or at such other place as the holder hereof may from time to time designate in writing.

by: [signature], PRESIDENT

FOR TRADINGS.NET, INC

Borrower

Exhibit 6.3



PROMISSORY NOTE

November 15, 2007 6

FOR VALUE RECEIVED, We, the undersigned TRADINGS.NET, INC., (Borrower) promises to pay to Merchants Investments, Inc. (Lender) the sum of $100,000 together with interest thereon at the rate of 15% percent per annum payable as follows:

45 Days after the date hereof, an amount of $1,875 and from Quarter to Quarter thereafter for three Quarters until November 15, 2008 7 payments of interest only shall be due and payable in the amount of $3,750 and a final payment in the amount of $100,000.

This Note may be prepaid in whole or in part at any time without premium or penalty. All prepayments shall be applied first to interest, then to principal payments in the order of their maturity.

The undersigned agrees to pay all costs and expenses, including all reasonable attorneys' fees, for the collection of this Note upon default. All payments shall be made at NEW YORK, NEW YORK or at such other place as the holder hereof may from time to time designate in writing.

By: ______________________, President
Borrower
FOR TRADINGS.NET, INC

Exhibit 6.4

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT, OR AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE CUSTOMARY FOR OPINIONS OF COUNSEL IN COMPARABLE TRANSACTIONS THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR UNLESS SOLD PURSUANT TO RULE 144 OR REGULATION S UNDER SAID ACT.

CONVERTIBLE DEBENTURE

August 15, 2007 **$62,500**

FOR VALUE RECEIVED, TRADINGS.NET, INC., a Nevada corporation (hereinafter called the "**Borrower**"), hereby promises to pay to the order of **Boruch Gotttesman** or registered assigns (the "**Holder**") the sum of **Sixty-Two Thousand Five Hundred** Dollars (**$62,500**), payable (the "**Quarterly Amount**") on the first day of each fiscal quarter commencing on October 1, 2007 (each, a "**Repayment Date**") with any unpaid principal balance due on **December 31, 2007** (the "**Maturity Date**"), and to pay interest on the unpaid principal balance hereof at the rate of fifteen percent (15%) (the "**Interest Rate**") per annum from August 15, 2007 (the "**Issue Date**") until the same becomes due and payable, whether at maturity or upon acceleration or by prepayment or otherwise; provided, however, notwithstanding the foregoing, in the event that the Borrower fails to obtain the listing of its common stock on a securities exchange or quotation service, such as the New York Stock Exchange, American Stock Exchange or listing on a quotation system of the National Association of Securities Dealers, Inc. by the Maturity Date the Interest Rate hereunder shall be fifteen percent (15%) as of the Issue Date. Interest shall commence accruing on the Issue Date, shall be computed on the basis of a 365-day year and the actual number of days elapsed and shall be payable monthly in arrears. All payments due hereunder (to the extent not converted into the common stock, $0.001 par value per share, of the Borrower (the "**Common Stock**") in accordance with the terms hereof) shall be made in lawful money of the United States of America. All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Debenture. Whenever any amount expressed to be due by the terms of this Debenture is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day and, in the case of any interest payment date which is not the date on which this Debenture is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date.

This CONVERTIBLE DEBENTURE replaces in its entirety PROMISSORY NOTE for $100,000.00 dated November 15, 2006, a copy of which is attached herewith.

The following terms shall apply to this Debenture:

ARTICLE I. CONVERSION RIGHTS

1.1 Holder Conversion Right.

(a) The Holder shall have the right from time to time, and at any time on or prior to the earlier of (i) the Maturity Date and (ii) the date of payment of (1) the outstanding principal amount of this Debenture plus (2) accrued and unpaid interest, if any, due hereunder, to convert all or any part of the outstanding principal amount of this Debenture into fully paid and non-assessable shares of Common Stock, at a conversion price equal to $0.30 (the "**Conversion Price**") determined as provided herein (a "**Conversion**").

(b) The number of shares of Common Stock to be issued upon each conversion of this Debenture shall be determined by dividing the Conversion Amount (as defined below) by the Conversion Price as specified in the notice of conversion, in the form attached hereto as Exhibit A (the "**Notice of Conversion**"), delivered to the Borrower by the Holder in accordance with Section 1.4 below; provided that the Notice of Conversion is submitted by facsimile (or by other means resulting in, or reasonably expected to result in, notice) to the Borrower on such conversion date (the "**Conversion Date**"). The term "**Conversion Amount**" means, with respect to any conversion of this Debenture, the sum of (1) the principal amount of this Debenture to be converted in such conversion plus (2) accrued and unpaid interest, if any, on such principal amount at the interest rates provided in this Debenture to the Conversion Date.

1.2 Authorized Shares. The Borrower covenants that during the period the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full conversion of this Debenture (the "**Reserved Amount**"). The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable.

If, at any time a Holder of this Debenture submits a Notice of Conversion, and the Borrower does not have sufficient authorized but unissued shares of Common Stock available to effect such conversion in accordance with the provisions of this Article I (a "**Conversion Default**") the Borrower shall issue to the Holder all of the shares of Common Stock which are then available to effect such conversion. The portion of this Debenture which the Holder included in its Conversion Notice and which exceeds the amount which is then convertible into available shares of Common Stock (the "**Excess Amount**") shall, notwithstanding anything to the contrary contained herein, not be convertible into Common Stock in accordance with the terms hereof until (and at the Holder's option at any time after) the date additional shares of Common Stock are authorized by the Borrower to permit such conversion. The Borrower shall use its best efforts to authorize a sufficient number of shares of Common Stock as soon as practicable following the earlier of (i) such time that the Holder notifies the Borrower or that the Borrower otherwise becomes aware that there are or likely will be insufficient authorized and unissued shares to allow full conversion thereof and (ii) a Conversion Default.

1.3 **Method of Conversion**.

(a) **Mechanics of Conversion**. Subject to Section 1.1, this Debenture may be converted by the Holder in whole or in part at any time from time to time after the Issue Date, by (A) submitting to the Borrower a Notice of Conversion (by facsimile or other reasonable means of communication dispatched on the Conversion Date) and (B) subject to Section 1.4(b), surrendering this Debenture at the principal office of the Borrower.

(b) **Surrender of Debenture Upon Conversion**. Notwithstanding anything to the contrary set forth herein, upon conversion of this Debenture in accordance with the terms hereof, the Holder shall not be required to physically surrender this Debenture to the Borrower unless the entire unpaid principal amount of this Debenture is so converted. The Holder and the Borrower shall maintain records showing the principal amount so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Borrower, so as not to require physical surrender of this Debenture upon each such conversion. In the event of any dispute or discrepancy, such records of the Borrower shall be controlling and determinative in the absence of manifest error. Notwithstanding the foregoing, if any portion of this Debenture is converted as aforesaid, the Holder may not transfer this Debenture unless the Holder first physically surrenders this Debenture to the Borrower, whereupon the Borrower will forthwith issue and deliver upon the order of the Holder a new Debenture of like tenor, registered as the Holder (upon payment by the Holder of any applicable transfer taxes) may request, representing in the aggregate the remaining unpaid principal amount of this Debenture. The Holder and any assignee, by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Debenture, the unpaid and unconverted principal amount of this Debenture represented by this Debenture may be less than the amount stated on the face hereof.

(c) **Payment of Taxes**. The Borrower shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock or other securities or property on conversion of this Debenture in a name other than that of the Holder (or in street name), and the Borrower shall not be required to issue or deliver any such shares or other securities or property unless and until the person or persons (other than the Holder or the custodian in whose street name such shares are to be held for the Holder's account) requesting the issuance thereof shall have paid to the Borrower the amount of any such tax or shall have established to the satisfaction of the Borrower that such tax has been paid.

(d) **Delivery of Common Stock Upon Conversion**. Upon receipt by the Borrower from the Holder of a facsimile transmission (or other reasonable means of communication) of a Notice of Conversion meeting the requirements for conversion as provided in this Section 1.4, the Borrower shall issue and deliver or cause to be issued and delivered to or upon the order of the Holder certificates for the Common Stock issuable upon such conversion after such receipt (and, solely in the case of conversion of the entire unpaid principal amount hereof, surrender of this Debenture) in accordance with the terms hereof.

(e) **Obligation of Borrower to Deliver Common Stock**. Upon receipt by the Borrower of a Notice of Conversion, the Holder shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, the outstanding principal amount and the amount of accrued and unpaid interest on this Debenture shall be reduced to reflect such conversion, and, unless the Borrower defaults on its obligations under this Article I, all rights with respect to the portion of this Debenture being so converted shall forthwith terminate except the right to receive the Common Stock or other securities, cash or other assets, as herein provided, on such conversion. If the Holder shall have given a Notice of Conversion as provided herein, the Borrower's obligation to issue and deliver the certificates for Common Stock shall be absolute and unconditional, irrespective of the absence of any action by the Holder to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of the Borrower to the holder of record, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder of any obligation to the Borrower, and irrespective of any other circumstance which might otherwise limit such obligation of the Borrower to the Holder in connection with such conversion. The Conversion Date specified in the Notice of Conversion shall be the Conversion Date so long as the Notice of Conversion is received by the Borrower on such date.

1.4 <u>Concerning the Shares</u>. The shares of Common Stock issuable upon conversion of this Debenture may not be sold or transferred unless (i) such shares are sold pursuant to an effective registration statement under the Act or (ii) the Borrower or its transfer agent shall have been furnished with an opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that the shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration or (iii) such shares are sold or transferred pursuant to Rule 144 under the Act (or a successor rule) ("**Rule 144**"). Each certificate for shares of Common Stock issuable upon conversion of this Debenture shall bear a legend substantially in the following form, as appropriate:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT, OR AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE CUSTOMARY FOR OPINIONS OF COUNSEL IN COMPARABLE TRANSACTIONS, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT UNLESS SOLD PURSUANT TO RULE 144 OR REGULATION S UNDER SAID ACT."

The legend set forth above shall be removed and the Borrower shall issue to the Holder a new certificate therefor free of any transfer legend if (i) the Borrower or its transfer agent shall have received an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale or transfer of such Common Stock may be made without registration under the Act and the shares are so sold or transferred, (ii) such Holder provides the Borrower or its transfer agent with reasonable assurances that the Common Stock issuable upon conversion of this Debenture (to the extent such securities are deemed to have been acquired on the same date) can be sold pursuant to Rule 144 or (iii) in the case of the Common Stock issuable upon conversion of this Debenture, such security is registered for sale by the Holder under an effective registration statement filed under the Act or otherwise may be sold pursuant to Rule 144 without any restriction as to the number of securities as of a particular date that can then be immediately sold.

1.5 **Trading Market Limitations.** Unless permitted by the applicable rules and regulations of the principal securities market on which the Common Stock is then listed or traded, in no event shall the Borrower issue upon conversion of or otherwise pursuant to this Debenture more than the maximum number of shares of Common Stock that the Borrower can issue pursuant to any rule of the principal United States securities market on which the Common Stock is then traded (the "**Maximum Share Amount**"), which shall be 19.99% of the total shares outstanding on the Conversion Date, subject to equitable adjustment from time to time for stock splits, stock dividends, combinations, capital reorganizations and similar events relating to the Common Stock occurring after the date hereof. Once the Maximum Share Amount has been issued (the date of which is hereinafter referred to as the "**Maximum Conversion Date**").

1.6 **Status as Shareholder.** Upon submission of a Notice of Conversion by a Holder, (i) the shares covered thereby (other than the shares, if any, which cannot be issued because their issuance would exceed such Holder's allocated portion of the Reserved Amount or Maximum Share Amount) shall be deemed converted into shares of Common Stock and (ii) the Holder's rights as a Holder of such converted portion of this Debenture shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Borrower to comply with the terms of this Debenture. Notwithstanding the foregoing, if a Holder has not received certificates for all shares of Common Stock prior to the tenth (10th) day after delivery of the Notice of Conversion with respect to a conversion of any portion of this Debenture for any reason, then (unless the Holder otherwise elects to retain its status as a holder of Common Stock by so notifying the Borrower) the Holder shall regain the rights of a Holder of this Debenture with respect to such unconverted portions of this Debenture and the Borrower shall, as soon as practicable, return such unconverted Debenture to the Holder or, if the Debenture has not been surrendered, adjust its records to reflect that such portion of this Debenture has not been converted. In all cases, the Holder shall retain all of its rights and remedies for the Borrower's failure to convert this Debenture.

ARTICLE II. EVENTS OF DEFAULT

If any of the following events of default (each, an "**Event of Default**") shall occur:

2.1 **Failure to Pay Principal or Interest.** The Borrower fails to pay the principal hereof or interest thereon when due on this Debenture, whether at maturity, upon acceleration or otherwise;

2.2 **Conversion and the Shares.** The Borrower fails to issue shares of Common Stock to the Holder (or announces or threatens that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Debenture (for a period of at least sixty (60) days, if such failure is solely as a result of the circumstances governed by Section 1.3 and the Borrower is using its best efforts to authorize a sufficient number of shares of Common Stock as soon as practicable), fails to transfer or cause its transfer agent to transfer (electronically or in certificated form) any certificate for shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture, or fails to remove any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture (or makes any announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for ten (10) days after the Borrower shall have been notified thereof in writing by the Holder;

2.3 **Breach of Representations and Warranties.** Any representation or warranty of the Borrower made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Debenture;

2.4 **Receiver or Trustee.** The Borrower or any subsidiary of the Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed;

2.5 **Bankruptcy.** Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any subsidiary of the Borrower; or

then, upon the occurrence and during the continuation of any such Event of Default the Holder may, without further notice to the Borrower, declare the principal amount of this Debenture at the time outstanding, together with accrued unpaid interest thereon, and all other amounts payable under this Debenture to be forthwith due and payable, whereupon such principal, interest and all such amounts shall become and be forthwith due and payable.

ARTICLE III. MISCELLANEOUS

3.1 **Failure or Indulgence Not Waiver.** No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

3.2 **Notices.** Any notice herein required or permitted to be given shall be in writing and may be personally served or delivered by courier or sent by United States mail and shall be deemed to have been given upon receipt if personally served (which shall include telephone line facsimile transmission) or sent by courier or three (3) days after being deposited in the United States mail, certified, with postage pre-paid and properly addressed, if sent by mail. For the purposes hereof, the address of the Holder shall be as shown on the records of the Borrower; and the address of the Borrower shall be 1350 Broadway, Suite 1004, New York, New York 10018. Both the Holder and the Borrower may change the address for service by service of written notice to the other as herein provided.

3.3 **Amendments**. This Debenture and any provision hereof may only be amended by an instrument in writing signed by the Borrower and the Holder. The term "Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

3.4 **Assignability**. This Debenture shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns. Each transferee of this Debenture must be an "accredited investor" (as defined in Rule 501(a) of the 1933 Act).

3.5 **Cost of Collection**. If default is made in the payment of this Debenture, the Borrower shall pay the Holder hereof costs of collection, including reasonable attorneys' fees.

3.6 **Governing Law**. THIS NOTE SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. THE BORROWER HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS NOTE, THE AGREEMENTS ENTERED INTO IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. BOTH PARTIES IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR PROCEEDING. BOTH PARTIES FURTHER AGREE THAT SERVICE OF PROCESS UPON A PARTY MAILED BY FIRST CLASS MAIL SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE PARTY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT EITHER PARTY'S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. BOTH PARTIES AGREE THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER. THE PARTY WHICH DOES NOT PREVAIL IN ANY DISPUTE ARISING UNDER THIS NOTE SHALL BE RESPONSIBLE FOR ALL FEES AND EXPENSES, INCLUDING ATTORNEYS' FEES, INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH SUCH DISPUTE.

3.7 **Certain Amounts**. Whenever pursuant to this Debenture the Borrower is required to pay an amount in excess of the outstanding principal amount (or the portion thereof required to be paid at that time) plus accrued and unpaid interest on such interest, the Borrower and the Holder agree that the actual damages to the Holder from the receipt of cash payment on this Debenture may be difficult to determine and the amount to be so paid by the Borrower represents stipulated damages and not a penalty and is intended to compensate the Holder in part for loss of the opportunity to convert this Debenture and to earn a return from the sale of shares of Common Stock acquired upon conversion of this Debenture at a price in excess of the price paid for such shares pursuant to this Debenture. The Borrower and the Holder hereby agree that such amount of stipulated damages is not plainly disproportionate to the possible loss to the Holder from the receipt of a cash payment without the opportunity to convert this Debenture into shares of Common Stock.

3.8 <u>**Denominations**</u>. At the request of the Holder, upon surrender of this Debenture, the Borrower shall promptly issue new Debentures in the aggregate outstanding principal amount hereof, in the form hereof, in such denominations of at least $50,000 as the Holder shall request.

3.9 <u>**Remedies**</u>. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Debenture will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Debenture, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Debenture and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Borrower has caused this Debenture to be signed in its name by its duly authorized officer this 15th day of August, 2007.

BORUCH GOTTESMAN
Holder

____

TRADINGS.NET, INC.
Borrower

By: ______________________
Name: DANNY YARDEL
Title: C.E.O., PRESIDENT

ACKNOWLEDGED and AGREED:

MERCHANTS INVESTMENTS, INC.
Lender Promissory Note (November 16, 2006)

By: ______________________
Name: Steven Klaver
Title: officer

EXHIBIT A

NOTICE OF CONVERSION

(To be Executed by the Holder in order to Convert the Debenture)

The undersigned hereby irrevocably elects to convert $_________ principal amount of the Debenture (defined below) into shares of common stock, par value $0.001 per share ("**Common Stock**"), of Tradings.Net, Inc., a Nevada corporation (the "**Borrower**") according to the conditions of the Convertible Debenture of the Borrower dated as of _______ __, 2007 (the "**Debenture**"), as of the date written below. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates. No fee will be charged to the Holder for any conversion, except for transfer taxes, if any. A copy of each Debenture is attached hereto (or evidence of loss, theft or destruction thereof).

The Borrower shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee with DTC through its Deposit Withdrawal Agent Commission system ("**DWAC Transfer**").

Name of DTC Prime Broker:____
Account Number:____

In lieu of receiving shares of Common Stock issuable pursuant to this Notice of Conversion by way of a DWAC Transfer, the undersigned hereby requests that the Borrower issue a certificate or certificates for the number of shares of Common Stock set forth below (which numbers are based on the Holder's calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

Name:____
Address:____

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable to the undersigned upon conversion of the Debenture shall be made pursuant to registration of the securities under the Securities Act of 1933, as amended (the "**Act**"), or pursuant to an exemption from registration under the Act.

Date of Conversion:___________________________
Applicable Conversion Price:____________________
Number of Shares of Common Stock to be Issued Pursuant to
Conversion of the Debenture:_______________
Signature:___________________________________
Name:______________________________________
Address:____________________________________

The Borrower shall issue and deliver shares of Common Stock to an overnight courier not later than three business days following receipt of the original Debenture(s) to be converted, and shall make payments pursuant to the Debenture for the number of business days such issuance and delivery is late.

Exhibit 6.5

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT, OR AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE CUSTOMARY FOR OPINIONS OF COUNSEL IN COMPARABLE TRANSACTIONS THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR UNLESS SOLD PURSUANT TO RULE 144 OR REGULATION S UNDER SAID ACT.

CONVERTIBLE DEBENTURE

August 15, 2007 **$175,000**

FOR VALUE RECEIVED, TRADINGS.NET, INC., a Nevada corporation (hereinafter called the "**Borrower**"), hereby promises to pay to the order of **Yoni Kayman** or registered assigns (the "**Holder**") the sum of **One Hundred Seventy-Five Thousand** Dollars (**$175,000**), payable (the "**Quarterly Amount**") on the first day of each fiscal quarter commencing on October 1, 2007 (each, a "**Repayment Date**") with any unpaid principal balance due on **December 31, 2007** (the "**Maturity Date**"), and to pay interest on the unpaid principal balance hereof at the rate of fifteen percent (15%) (the "**Interest Rate**") per annum from August 15, 2007 (the "**Issue Date**") until the same becomes due and payable, whether at maturity or upon acceleration or by prepayment or otherwise; provided, however, notwithstanding the foregoing, in the event that the Borrower fails to obtain the listing of its common stock on a securities exchange or quotation service, such as the New York Stock Exchange, American Stock Exchange or listing on a quotation system of the National Association of Securities Dealers, Inc. by the Maturity Date the Interest Rate hereunder shall be fifteen percent (15%) as of the Issue Date. Interest shall commence accruing on the Issue Date, shall be computed on the basis of a 365-day year and the actual number of days elapsed and shall be payable monthly in arrears. All payments due hereunder (to the extent not converted into the common stock, $0.001 par value per share, of the Borrower (the "**Common Stock**") in accordance with the terms hereof) shall be made in lawful money of the United States of America. All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Debenture. Whenever any amount expressed to be due by the terms of this Debenture is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day and, in the case of any interest payment date which is not the date on which this Debenture is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date.

This CONVERTIBLE DEBENTURE replaces in its entirety PROMISSORY NOTE for $200,000.00 dated August 15, 2006, a copy of which is attached herewith.

The following terms shall apply to this Debenture:

ARTICLE I. CONVERSION RIGHTS

1.1 Holder Conversion Right.

(a) The Holder shall have the right from time to time, and at any time on or prior to the earlier of (i) the Maturity Date and (ii) the date of payment of (1) the outstanding principal amount of this Debenture plus (2) accrued and unpaid interest, if any, due hereunder, to convert all or any part of the outstanding principal amount of this Debenture into fully paid and non-assessable shares of Common Stock, at a conversion price equal to $0.30 (the "**Conversion Price**") determined as provided herein (a "**Conversion**").

(b) The number of shares of Common Stock to be issued upon each conversion of this Debenture shall be determined by dividing the Conversion Amount (as defined below) by the Conversion Price as specified in the notice of conversion, in the form attached hereto as Exhibit A (the "**Notice of Conversion**"), delivered to the Borrower by the Holder in accordance with Section 1.4 below; provided that the Notice of Conversion is submitted by facsimile (or by other means resulting in, or reasonably expected to result in, notice) to the Borrower on such conversion date (the "**Conversion Date**"). The term "**Conversion Amount**" means, with respect to any conversion of this Debenture, the sum of (1) the principal amount of this Debenture to be converted in such conversion plus (2) accrued and unpaid interest, if any, on such principal amount at the interest rates provided in this Debenture to the Conversion Date.

1.2 Authorized Shares. The Borrower covenants that during the period the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full conversion of this Debenture (the "**Reserved Amount**"). The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable.

If, at any time a Holder of this Debenture submits a Notice of Conversion, and the Borrower does not have sufficient authorized but unissued shares of Common Stock available to effect such conversion in accordance with the provisions of this Article I (a "**Conversion Default**") the Borrower shall issue to the Holder all of the shares of Common Stock which are then available to effect such conversion. The portion of this Debenture which the Holder included in its Conversion Notice and which exceeds the amount which is then convertible into available shares of Common Stock (the "**Excess Amount**") shall, notwithstanding anything to the contrary contained herein, not be convertible into Common Stock in accordance with the terms hereof until (and at the Holder's option at any time after) the date additional shares of Common Stock are authorized by the Borrower to permit such conversion. The Borrower shall use its best efforts to authorize a sufficient number of shares of Common Stock as soon as practicable following the earlier of (i) such time that the Holder notifies the Borrower or that the Borrower otherwise becomes aware that there are or likely will be insufficient authorized and unissued shares to allow full conversion thereof and (ii) a Conversion Default.

1.3 Method of Conversion.

(a) Mechanics of Conversion. Subject to Section 1.1, this Debenture may be converted by the Holder in whole or in part at any time from time to time after the Issue Date, by (A) submitting to the Borrower a Notice of Conversion (by facsimile or other reasonable means of communication dispatched on the Conversion Date) and (B) subject to Section 1.4(b), surrendering this Debenture at the principal office of the Borrower.

(b) Surrender of Debenture Upon Conversion. Notwithstanding anything to the contrary set forth herein, upon conversion of this Debenture in accordance with the terms hereof, the Holder shall not be required to physically surrender this Debenture to the Borrower unless the entire unpaid principal amount of this Debenture is so converted. The Holder and the Borrower shall maintain records showing the principal amount so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Borrower, so as not to require physical surrender of this Debenture upon each such conversion. In the event of any dispute or discrepancy, such records of the Borrower shall be controlling and determinative in the absence of manifest error. Notwithstanding the foregoing, if any portion of this Debenture is converted as aforesaid, the Holder may not transfer this Debenture unless the Holder first physically surrenders this Debenture to the Borrower, whereupon the Borrower will forthwith issue and deliver upon the order of the Holder a new Debenture of like tenor, registered as the Holder (upon payment by the Holder of any applicable transfer taxes) may request, representing in the aggregate the remaining unpaid principal amount of this Debenture. The Holder and any assignee, by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Debenture, the unpaid and unconverted principal amount of this Debenture represented by this Debenture may be less than the amount stated on the face hereof.

(c) Payment of Taxes. The Borrower shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock or other securities or property on conversion of this Debenture in a name other than that of the Holder (or in street name), and the Borrower shall not be required to issue or deliver any such shares or other securities or property unless and until the person or persons (other than the Holder or the custodian in whose street name such shares are to be held for the Holder's account) requesting the issuance thereof shall have paid to the Borrower the amount of any such tax or shall have established to the satisfaction of the Borrower that such tax has been paid.

(d) Delivery of Common Stock Upon Conversion. Upon receipt by the Borrower from the Holder of a facsimile transmission (or other reasonable means of communication) of a Notice of Conversion meeting the requirements for conversion as provided in this Section 1.4, the Borrower shall issue and deliver or cause to be issued and delivered to or upon the order of the Holder certificates for the Common Stock issuable upon such conversion after such receipt (and, solely in the case of conversion of the entire unpaid principal amount hereof, surrender of this Debenture) in accordance with the terms hereof.

(e) Obligation of Borrower to Deliver Common Stock. Upon receipt by the Borrower of a Notice of Conversion, the Holder shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, the outstanding principal amount and the amount of accrued and unpaid interest on this Debenture shall be reduced to reflect such conversion, and, unless the Borrower defaults on its obligations under this Article I, all rights with respect to the portion of this Debenture being so converted shall forthwith terminate except the right to receive the Common Stock or other securities, cash or other assets, as herein provided, on such conversion. If the Holder shall have given a Notice of Conversion as provided herein, the Borrower's obligation to issue and deliver the certificates for Common Stock shall be absolute and unconditional, irrespective of the absence of any action by the Holder to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of the Borrower to the holder of record, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder of any obligation to the Borrower, and irrespective of any other circumstance which might otherwise limit such obligation of the Borrower to the Holder in connection with such conversion. The Conversion Date specified in the Notice of Conversion shall be the Conversion Date so long as the Notice of Conversion is received by the Borrower on such date.

1.4 **Concerning the Shares**. The shares of Common Stock issuable upon conversion of this Debenture may not be sold or transferred unless (i) such shares are sold pursuant to an effective registration statement under the Act or (ii) the Borrower or its transfer agent shall have been furnished with an opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that the shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration or (iii) such shares are sold or transferred pursuant to Rule 144 under the Act (or a successor rule) (**"Rule 144"**). Each certificate for shares of Common Stock issuable upon conversion of this Debenture shall bear a legend substantially in the following form, as appropriate:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT, OR AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE CUSTOMARY FOR OPINIONS OF COUNSEL IN COMPARABLE TRANSACTIONS, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT UNLESS SOLD PURSUANT TO RULE 144 OR REGULATION S UNDER SAID ACT."

The legend set forth above shall be removed and the Borrower shall issue to the Holder a new certificate therefor free of any transfer legend if (i) the Borrower or its transfer agent shall have received an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale or transfer of such Common Stock may be made without registration under the Act and the shares are so sold or transferred, (ii) such Holder provides the Borrower or its transfer agent with reasonable assurances that the Common Stock issuable upon conversion of this Debenture (to the extent such securities are deemed to have been acquired on the same date) can be sold pursuant to Rule 144 or (iii) in the case of the Common Stock issuable upon conversion of this Debenture, such security is registered for sale by the Holder under an effective registration statement filed under the Act or otherwise may be sold pursuant to Rule 144 without any restriction as to the number of securities as of a particular date that can then be immediately sold.

1.5 **Trading Market Limitations**. Unless permitted by the applicable rules and regulations of the principal securities market on which the Common Stock is then listed or traded, in no event shall the Borrower issue upon conversion of or otherwise pursuant to this Debenture more than the maximum number of shares of Common Stock that the Borrower can issue pursuant to any rule of the principal United States securities market on which the Common Stock is then traded (the "**Maximum Share Amount**"), which shall be 19.99% of the total shares outstanding on the Conversion Date, subject to equitable adjustment from time to time for stock splits, stock dividends, combinations, capital reorganizations and similar events relating to the Common Stock occurring after the date hereof. Once the Maximum Share Amount has been issued (the date of which is hereinafter referred to as the "**Maximum Conversion Date**").

1.6 **Status as Shareholder.** Upon submission of a Notice of Conversion by a Holder, (i) the shares covered thereby (other than the shares, if any, which cannot be issued because their issuance would exceed such Holder's allocated portion of the Reserved Amount or Maximum Share Amount) shall be deemed converted into shares of Common Stock and (ii) the Holder's rights as a Holder of such converted portion of this Debenture shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Borrower to comply with the terms of this Debenture. Notwithstanding the foregoing, if a Holder has not received certificates for all shares of Common Stock prior to the tenth (10th) day after delivery of the Notice of Conversion with respect to a conversion of any portion of this Debenture for any reason, then (unless the Holder otherwise elects to retain its status as a holder of Common Stock by so notifying the Borrower) the Holder shall regain the rights of a Holder of this Debenture with respect to such unconverted portions of this Debenture and the Borrower shall, as soon as practicable, return such unconverted Debenture to the Holder or, if the Debenture has not been surrendered, adjust its records to reflect that such portion of this Debenture has not been converted. In all cases, the Holder shall retain all of its rights and remedies for the Borrower's failure to convert this Debenture.

ARTICLE II. EVENTS OF DEFAULT

If any of the following events of default (each, an "**Event of Default**") shall occur:

2.1 **Failure to Pay Principal or Interest**. The Borrower fails to pay the principal hereof or interest thereon when due on this Debenture, whether at maturity, upon acceleration or otherwise;

2.2 **Conversion and the Shares**. The Borrower fails to issue shares of Common Stock to the Holder (or announces or threatens that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Debenture (for a period of at least sixty (60) days, if such failure is solely as a result of the circumstances governed by Section 1.3 and the Borrower is using its best efforts to authorize a sufficient number of shares of Common Stock as soon as practicable), fails to transfer or cause its transfer agent to transfer (electronically or in certificated form) any certificate for shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture, or fails to remove any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture (or makes any announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for ten (10) days after the Borrower shall have been notified thereof in writing by the Holder;

2.3 **Breach of Representations and Warranties.** Any representation or warranty of the Borrower made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Debenture;

2.4 **Receiver or Trustee.** The Borrower or any subsidiary of the Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed;

2.5 **Bankruptcy.** Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any subsidiary of the Borrower; or

then, upon the occurrence and during the continuation of any such Event of Default the Holder may, without further notice to the Borrower, declare the principal amount of this Debenture at the time outstanding, together with accrued unpaid interest thereon, and all other amounts payable under this Debenture to be forthwith due and payable, whereupon such principal, interest and all such amounts shall become and be forthwith due and payable.

ARTICLE III. MISCELLANEOUS

3.1 **Failure or Indulgence Not Waiver.** No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

3.2 **Notices.** Any notice herein required or permitted to be given shall be in writing and may be personally served or delivered by courier or sent by United States mail and shall be deemed to have been given upon receipt if personally served (which shall include telephone line facsimile transmission) or sent by courier or three (3) days after being deposited in the United States mail, certified, with postage pre-paid and properly addressed, if sent by mail. For the purposes hereof, the address of the Holder shall be as shown on the records of the Borrower; and the address of the Borrower shall be 1350 Broadway, Suite 1004, New York, New York 10018. Both the Holder and the Borrower may change the address for service by service of written notice to the other as herein provided.

3.3 **Amendments**. This Debenture and any provision hereof may only be amended by an instrument in writing signed by the Borrower and the Holder. The term "Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

3.4 **Assignability**. This Debenture shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns. Each transferee of this Debenture must be an "accredited investor" (as defined in Rule 501(a) of the 1933 Act).

3.5 **Cost of Collection**. If default is made in the payment of this Debenture, the Borrower shall pay the Holder hereof costs of collection, including reasonable attorneys' fees.

3.6 **Governing Law**. THIS NOTE SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. THE BORROWER HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS NOTE, THE AGREEMENTS ENTERED INTO IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. BOTH PARTIES IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR PROCEEDING. BOTH PARTIES FURTHER AGREE THAT SERVICE OF PROCESS UPON A PARTY MAILED BY FIRST CLASS MAIL SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE PARTY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT EITHER PARTY'S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. BOTH PARTIES AGREE THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER. THE PARTY WHICH DOES NOT PREVAIL IN ANY DISPUTE ARISING UNDER THIS NOTE SHALL BE RESPONSIBLE FOR ALL FEES AND EXPENSES, INCLUDING ATTORNEYS' FEES, INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH SUCH DISPUTE.

3.7 **Certain Amounts**. Whenever pursuant to this Debenture the Borrower is required to pay an amount in excess of the outstanding principal amount (or the portion thereof required to be paid at that time) plus accrued and unpaid interest on such interest, the Borrower and the Holder agree that the actual damages to the Holder from the receipt of cash payment on this Debenture may be difficult to determine and the amount to be so paid by the Borrower represents stipulated damages and not a penalty and is intended to compensate the Holder in part for loss of the opportunity to convert this Debenture and to earn a return from the sale of shares of Common Stock acquired upon conversion of this Debenture at a price in excess of the price paid for such shares pursuant to this Debenture. The Borrower and the Holder hereby agree that such amount of stipulated damages is not plainly disproportionate to the possible loss to the Holder from the receipt of a cash payment without the opportunity to convert this Debenture into shares of Common Stock.

3.8 **Denominations**. At the request of the Holder, upon surrender of this Debenture, the Borrower shall promptly issue new Debentures in the aggregate outstanding principal amount hereof, in the form hereof, in such denominations of at least $50,000 as the Holder shall request.

3.9 **Remedies**. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Debenture will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Debenture, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Debenture and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

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IN WITNESS WHEREOF, Borrower has caused this Debenture to be signed in its name by its duly authorized officer this 15th day of August, 2007.

YONI KAYMAN
Holder

____

TRADINGS.NET, INC.
Borrower

By: ______________________
Name: Danny Yakoel
Title: President

ACKNOWLEDGED and AGREED:

Boruch Gottesman
Lender Promissory Note (August 15, 2006)

____

EXHIBIT A
NOTICE OF CONVERSION
(To be Executed by the Holder in order to Convert the Debenture)

The undersigned hereby irrevocably elects to convert $_________ principal amount of the Debenture (defined below) into shares of common stock, par value $0.001 per share ("**Common Stock**"), of Tradings.Net, Inc., a Nevada corporation (the "**Borrower**") according to the conditions of the Convertible Debenture of the Borrower dated as of _______ __, 2007 (the "**Debenture**"), as of the date written below. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates. No fee will be charged to the Holder for any conversion, except for transfer taxes, if any. A copy of each Debenture is attached hereto (or evidence of loss, theft or destruction thereof).

The Borrower shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee with DTC through its Deposit Withdrawal Agent Commission system ("**DWAC Transfer**").

Name of DTC Prime Broker:____
Account Number:____

In lieu of receiving shares of Common Stock issuable pursuant to this Notice of Conversion by way of a DWAC Transfer, the undersigned hereby requests that the Borrower issue a certificate or certificates for the number of shares of Common Stock set forth below (which numbers are based on the Holder's calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

Name:____
Address:____

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable to the undersigned upon conversion of the Debenture shall be made pursuant to registration of the securities under the Securities Act of 1933, as amended (the "**Act**"), or pursuant to an exemption from registration under the Act.

Date of Conversion:_____________________
Applicable Conversion Price:___________________
Number of Shares of Common Stock to be Issued Pursuant to
Conversion of the Debenture:______________
Signature:__________________________
Name:____________________________
Address:__________________________

The Borrower shall issue and deliver shares of Common Stock to an overnight courier not later than three business days following receipt of the original Debenture(s) to be converted, and shall make payments pursuant to the Debenture for the number of business days such issuance and delivery is late.


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